UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 24, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.	Notice of Meeting and Management Information Circular;

2.	Form of Proxy; and

3.	Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	March 24, 2005	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

Management Information Circular

Annual and Special Meeting of Shareholders of Enbridge Inc.
to be held on May 5, 2005 Calgary, Alberta, Canada

March 4, 2005

March 4, 2005

Dear Shareholder:

Please accept my personal invitation to attend the Annual and Special Meeting of Shareholders which will take place on May 5, 2005 at the Fairmont Palliser Hotel in Calgary, Alberta, Canada. The Meeting is your opportunity to meet with the Board of Directors and the Senior Management Team to discuss items of interest to you, last year’s performance, and to receive an in-person presentation outlining our efforts to ensure that Enbridge Inc. remains one of your most valued investments.

The items of business to be dealt with and the details of the Meeting are described in the attached Notice of Meeting and Management Information Circular. The business will include the receipt of the Consolidated Annual Financial Statements and the Report of the Auditors for the financial year ended December 31, 2004, the election of Directors, the appointment of Auditors, the division of the Corporation’s common shares on a two-for-one basis and the continuation and confirmation of the Shareholder Rights Plan, as amended, which encourages the fair treatment of Shareholders should a take-over bid be made for control of the Corporation.

For those Shareholders who opted not to receive a copy of the Corporation’s Annual Report this year, we are enclosing with the Management Information Circular and related proxy materials an insert that contains key corporate facts about the Corporation, including financial highlights for the year ended December 31, 2004, which information has been taken from the Annual Report. The Annual Report is available on the Corporation’s website at www.enbridge.com, along with additional information concerning the Corporation. The Investor Relations page is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents under “Reports & Filings” on the Investor Relations page.

If you are unable to attend in person, I urge you to vote your shares by any of the means available to our Shareholders as described in the Management Information Circular.

Sincerely,

Patrick D. Daniel
President &
Chief Executive Officer

ENBRIDGE INC.

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting (the “Meeting”) of holders of common shares (the “Enbridge Shares”) of Enbridge Inc. (the “Corporation”) will be held in the Crystal Ballroom of the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada on Thursday, May 5, 2005 at 1:30 p.m. (local time) for the purposes of:

(1)	receiving the Consolidated Annual Financial Statements and the Report of the Auditors for the financial year ended December 31, 2004;

(2)	electing Directors for the ensuing year;

(3)	appointing the Auditors and authorizing the Directors to fix their remuneration;

(4)	considering and, if thought fit, passing a special resolution, dividing the Enbridge Shares on a two-for-one basis;

(5)	considering and, if thought fit, passing, with or without variation, an ordinary resolution continuing, ratifying, confirming and approving the Corporation’s Shareholder Rights Plan; and

(6)	considering such other matters as may properly come before the Meeting, or any adjournment thereof.

Only holders of record of Enbridge Shares at the close of business on March 17, 2005 will be entitled to vote in respect of the matters to be voted on at the Meeting, or any adjournment thereof.

DATED at Calgary, Alberta, Canada this 4th day of March, 2005.

By Order of the Board of Directors

Blaine G.Melnyk
Corporate Secretary &
Associate General Counsel

Your vote is important regardless of the number of Enbridge Shares you own. Registered Shareholders who are unable to attend the Meeting in person are asked to follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Shares held by them in the postage paid return envelope provided for that purpose for use at the Meeting or to vote by telephone or over the internet.

To be used at the Meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg, the addresses of which are listed in Appendix “C” to the Management Information Circular, at any time up to 4:00 p.m. (local time) on the second last business day (May 3, 2005) preceding the day of the Meeting (or any adjournment of the Meeting). Complete directions for use of the telephone or the internet to transmit your voting instructions are provided with the form of proxy and are described in the Management Information Circular.

ENBRIDGE INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the Management of Enbridge Inc. (“Enbridge” or the “Corporation”) and its Board of Directors (the “Board”). The accompanying form of proxy (“Proxy Form”) is for use at the Annual and Special Meeting (the “Meeting”) of holders of common shares (the “Enbridge Shares”) of Enbridge (the “Shareholders”) to be held on Thursday, May 5, 2005 and at any adjournment thereof.

All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.

Management anticipates that this Circular and the Proxy Form will be mailed to the Shareholders on or about March 24, 2005. Unless otherwise stated, information contained in this Circular is given as at March 4, 2005. The principal executive and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8, and the Corporation’s telephone number is (403) 231-3900. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the Officers, Directors and employees of the Corporation. (See “Solicitation of Proxies.”)

SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Enbridge consists of an unlimited number of Enbridge Shares and an unlimited number of non-voting preference shares, issuable in series. As at March 4, 2005 there were 173,842,649 Enbridge Shares issued and outstanding, which were held by approximately 6,736 holders of record. Each Enbridge Share entitles the holder thereof to one vote at the Meeting. Holders of record of Enbridge Shares at the close of business on Thursday, March 17, 2005 will be entitled to vote at the Meeting. (See “Proxy Voting Options”.)

There is no single holder known to the Corporation who beneficially owns, directly or indirectly, or who exercises control or direction over, in excess of 10% of the outstanding Enbridge Shares. Noverco Inc. (“Noverco”) and its affiliates own in the aggregate 16,600,000 Enbridge Shares, representing approximately 9.5% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 among Noverco, Gaz Métropolitain, Inc. and the Corporation, the Corporation has agreed to use its best efforts to facilitate the maintenance of Noverco’s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco to participate in any future offerings of Enbridge Shares.

As of the date of this Circular, the Directors of the Corporation are (standing left to right) Louis D. Hyndman, Robert W. Martin,
J. Lorne Braithwaite, James J. Blanchard, George K. Petty,
(seated left to right) Charles E. Shultz, E. Susan Evans,
Patrick D. Daniel, Donald J. Taylor, William R. Fatt and
David A. Arledge.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Enbridge does not have an executive committee of its Board. There were 11 meetings of the Board in 2004 and 12 meetings in 2003. For attendance information concerning Board and Board Committee meetings, see “Election of Directors – Individuals Proposed to be Nominated – Director Attendance”.

Enbridge has an Audit, Finance & Risk Committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman. The principal function of the Audit, Finance & Risk Committee is to review the Corporation’s financial statements and recommend their approval or otherwise to the Board. In addition, the Committee has responsibility for reviewing the qualifications, nominating and recommending the appointment of the Corporation’s external auditor to the Board and compensating, retaining and overseeing the external auditor. (See “Appendix “A” – Statement of Corporate Governance Practices – Committees of the Board of Directors – Audit, Finance & Risk Committee”.)

Enbridge has a Corporate Social Responsibility Committee (formerly, the Environment, Health & Safety Committee) of which L.D. Hyndman is Chair and the other members are J.J. Blanchard, J.L. Braithwaite and G.K. Petty. Mr. George was also a member of this Committee until his resignation on

July 29, 2004. The principal function of the Corporate Social Responsibility Committee is to review, approve or make recommendations with respect to: the oversight of management guidelines and accountability applicable to corporate social responsibility including stakeholder relations, community investments, the conduct of operations to prevent injury to personal property, minimizing adverse impacts, documentation of regulatory approval and compliance documents; and environment, health and safety guidelines policies, procedures and practices of Enbridge and its subsidiaries. (See “Appendix “A” – Statement of Corporate Governance Practices – Committees of the Board of Directors – Corporate Social Responsibility Committee”.)

Enbridge has a Governance Committee of which G.K. Petty is Chair and the other members are J.J. Blanchard, J.L. Braithwaite and D.J. Taylor. The principal function of the Governance Committee is to review and make recommendations regarding policies and procedures relating to the governance of the Corporation by the Board. (See “Appendix “A” – Statement of Corporate Governance Practices – Committees of the Board of Directors – Governance Committee”.)

Enbridge has a Human Resources & Compensation Committee. (For information regarding the Committee members and the Committee’s principal function, see “Executive Compensation – Composition of the Human Resources & Compensation Committee”.)

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Enbridge Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The TSX and the NYSE have each adopted corporate governance guidelines or rules that apply to entities listed on the respective exchange. Canadian securities regulators and the U.S. Securities and Exchange Commission (the “U.S. SEC”) (under the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) have enacted or propose to enact additional corporate governance requirements.

The Corporation complies will all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to it in the future.

A complete description of the Corporation’s approach to corporate governance is set out in the “Statement of Corporate Governance Practices” attached as Appendix “A” to this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Receipt of Financial Statements

The Directors will place before the Meeting the Consolidated Annual Financial Statements and Auditors’ Report for the financial year ended December 31, 2004. The 2004 Annual Report to Shareholders, which contains the Consolidated Annual Financial Statements and the Auditors’ Report, is included with the general mailing of this Circular to Registered Shareholders and those Beneficial Shareholders who opted to receive it. The 2004 Annual Report, the Notice of Meeting and the Circular are available for viewing (and electronic delivery) at www.enbridge.com under the heading “Financial Information — Reports & Filings” on the Investor Relations page. Additional copies of the 2004 Annual Report are available from the Office of the Corporate Secretary of the Corporation.

Election of Directors

The Articles of the Corporation provide that the number of its Directors shall be not less than 1 and not more than 15, as the Board may from time to time determine. The Governance Committee acts as the nominating committee. The Board is presently comprised of 11 Directors. The Board, by resolution dated March 1, 2005, has established the size of the Board to be elected at the Meeting as 10 Directors.

Individuals Proposed To Be Nominated

The following pages set out the names of the proposed nominees for election as Directors (all of whom have consented to stand for election) together with their age, municipality of residence, year in which they joined the Board, membership on Board Committees, other positions and offices held with Enbridge and/or its subsidiaries, present principal occupation and principal occupations during the five preceding years as well as other directorships and memberships. Also set forth is the number of Enbridge Shares beneficially owned or over which control or direction is exercised by each of the proposed nominees for election as Directors as at March 4, 2005, as well as the number of deferred stock units (“Deferred Stock Units”) and options held as at the same date. Each Director elected will hold office from the date of the Meeting until the next Annual Meeting of Shareholders or until his or her successor is duly elected, unless that Director’s office is vacated.

David A. Arledge (Age 60)

Naples, Florida, United States of America

Mr. Arledge joined the Board in 2002 and is a member of the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee.

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Vice President, Senior Executive Vice President, Executive Vice President and Senior Vice President, Finance and Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, most recently retiring as Chairman, President & Chief Executive Officer. Since October 2002, Mr. Arledge has been a Director of AmerUs Group Co. (public life insurance company) and since January 2002 has been a Director of Realty Group of Naples, L.L.C. (private real estate investment firm). Mr. Arledge served as Vice Chairman of the Board of Directors of El Paso Corporation until his resignation in November 2001, having served in that capacity since the merger of Coastal Corporation and El Paso Corporation.

Mr. Arledge owns 8,150 Enbridge Shares and 424 Deferred Stock Units.

James J. Blanchard (Age 62)

Beverly Hills, Michigan, United States of America

Mr. Blanchard joined the Board in 1999 and is a member of the Corporate Social Responsibility Committee and the Governance Committee.

Mr. Blanchard has practiced law with DLA Piper Rudnick Gray Cary U.S., LLP in the states of Michigan and Washington, D.C. since 1996. Prior thereto, from 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and also spent eight years in the United States Congress. Mr. Blanchard is a Director of the following public companies: Bennett Environmental, Inc. (transportation and environmental services company); Brascan Corporation (asset management company); Nortel Networks Corporation (technology company); and Teknion Corporation (office systems and related office furniture products company).

Mr. Blanchard owns 5,138 Enbridge Shares and 5,814 Deferred Stock Units.

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J. Lorne Braithwaite (Age 63)

Thornhill, Ontario, Canada

Mr. Braithwaite joined the Board in 1989 and is a member of the Corporate Social Responsibility Committee and the Governance Committee.

Mr. Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001. He is a Director of Enbridge Gas Distribution Inc. (public utilities company and an indirect, wholly-owned subsidiary of the Corporation), Jannock Properties Limited (public real estate company), Bata Shoe Corporation (private international retail company), Canada Post Pension Plan Investment Committee Board and is a member of the CDIC Real Estate Advisory Panel (private advisory panel). Mr. Braithwaite is also a Trustee of Enbridge Commercial Trust (private trust and a subsidiary of Enbridge Income Fund which is managed by a subsidiary of the Corporation).

Mr. Braithwaite owns 13,025 Enbridge Shares and 1,513 Deferred Stock Units.

Patrick D. Daniel (Age 58)

Calgary, Alberta, Canada

Mr. Daniel joined the Board in 2000.

Mr. Daniel has been a Senior Executive Officer of the Corporation for over 12 years and has been President & Chief Executive Officer of the Corporation since January 1, 2001. He is a Director of the following public companies: Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Pipelines Inc. (pipeline company and a wholly-owned subsidiary of the Corporation); Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest); EnCana Corporation (oil and gas company); and Enerflex Systems Ltd. (industrial products company). Mr. Daniel is also a Trustee of Enbridge Commercial Trust (private trust and a subsidiary of Enbridge Income Fund which is managed by a subsidiary of the Corporation).

Mr. Daniel owns 158,611 Enbridge Shares and holds options to acquire 664,650 Enbridge Shares.

E. Susan Evans (Age 59)

Calgary, Alberta, Canada

Mrs. Evans joined the Board in 1996 and is a member of the Audit, Finance & Risk Committee and the Human Resources & Compensation Committee.

Mrs. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc. (public oil and gas company). She is a Director of Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust) and was formerly Chair of the Audit Committee for the Province of Alberta.

Mrs. Evans owns 13,382 Enbridge Shares and 525 Deferred Stock Units.

William R. Fatt (Age 53)

Toronto, Ontario, Canada

Mr. Fatt joined the Board in 2000, is the Chair of the Human Resources & Compensation Committee and a member of the Audit, Finance & Risk Committee.

Mr. Fatt is the Chief Executive Officer of Fairmont Hotels & Resorts Inc. (hotel management company) and was, prior to October 2001, the Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. (hotel management company). He is a Director of the following public companies: Fairmont Hotels & Resorts Inc.; Enbridge Gas Distribution Inc. (utilities company and an indirect wholly-owned subsidiary of the Corporation); EnCana Corporation (oil and gas company); Sun Life Financial Inc. (insurance company); and he is Vice Chairman and a Trustee of Legacy Hotels Real Estate Investment Trust (real estate investment trust). He is also a Director of The Jim Pattison Group Inc. (private conglomerate).

Mr. Fatt owns 4,477 Enbridge Shares and 4,539 Deferred Stock Units.

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Louis D. Hyndman (Age 69)

Edmonton, Alberta, Canada

Mr. Hyndman joined the Board in 1993, is the Chair of the Corporate Social Responsibility Committee and a member of the Audit, Finance & Risk Committee.

Mr. Hyndman has been a Senior Partner of Field Law LLP, Barristers and Solicitors, since 1986. Mr. Hyndman is a Director of the following public companies: Enbridge Pipelines Inc. (pipeline company and a wholly-owned subsidiary of the Corporation); TransAlta Corporation (power generation and wholesale marketing company); Clarke Inc. (transportation and environmental services company); and Melcor Developments Ltd. (real estate company). He is also a Director of the following private companies: Canadian Urban Equities Ltd. (real estate investment managers); Ellis Don Inc. (construction company); and Meloche Monnex Inc. (insurance company). From 1967 to 1986, he was a member of the Legislative Assembly of the Province of Alberta and served as Provincial Treasurer and in two other ministerial portfolios.

Mr. Hyndman owns 10,134 Enbridge Shares, options to acquire 1,762 Enbridge Shares and 366 Deferred Stock Units.

Robert W. Martin (Age 68)

Toronto, Ontario, Canada

Mr. Martin joined the Board in 1992, is the Chair of the Audit, Finance & Risk Committee and a member of the Human Resources & Compensation Committee.

Mr. Martin was the President and Chief Executive Officer of The Consumers’ Gas Company Ltd. (now Enbridge Gas Distribution Inc.) from 1984 to 1992. He is a Director of the following public companies: Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation); HSBC Bank Canada (banking firm); and he is a Trustee of Allied Properties Real Estate Investment Trust (real estate investment trust). From 1993 to 1999, Mr. Martin was Chairman of Silcorp Limited (convenience stores).

Mr. Martin owns 18,318 Enbridge Shares, options to acquire 2,556 Enbridge Shares and 2,236 Deferred Stock Units.

George K. Petty (Age 63)

San Luis Obispo, California, United States of America

Mr. Petty joined the Board in 2001, is the Chair of the Governance Committee and a member of the Corporate Social Responsibility Committee.

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Mr. Petty is a Director of the following public companies: Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest); and FuelCell Energy, Inc. (fuel cell company).

Mr. Petty owns 6,297 Enbridge Shares and 2,201 Deferred Stock Units.

Charles E. Shultz (Age 65)

Calgary, Alberta, Canada

Mr. Shultz joined the Board in December 2004.

Mr. Shultz is the Chair and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) which he formed in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President and Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company). He is a Director and Chair of Calpine Power Income Fund (public utilities company) and Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust) and a Director of Newfield Exploration (public oil and gas company). He is also a Director of several private oil and gas companies, namely, Glencoe Exploration, Matrix Solutions, and Tasman Exploration, and sits on the Siemens Canada Advisory Board (an advisory board).

Mr. Shultz owns 3,052 Enbridge Shares and 555 Deferred Stock Units.

Notes:
1	Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by the respective nominees for election.
2	Reference to “public” means a company that is a reporting issuer in Canada or in the United States of America or both. “Private” means a company that is not a reporting issuer.
3	Mr. Fatt was a Director of Unitel Inc., a corporation that instituted a compromise with its creditors on December 8, 1995. Mr. Fatt resigned as a Director of Unitel Inc. in January 1996.
4	Mr. Martin was a Director of the following corporations when they became bankrupt, made a proposal under the bankruptcy or insolvency legislation or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold their assets: Silcorp Ltd.; Peoples Jewellers Limited; and Confederation Life Insurance Company. On December 2, 2003, the Ontario Securities Commission (the “Commission”) issued a temporary cease trade order against Atlas Cold Storage Income Trust (“Atlas”), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the Commission was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004.

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Other than Charles E. Shultz, each of the persons named above was elected a Director of the Corporation by a vote of Shareholders at the Corporation’s Annual and Special Meeting of Shareholders held on May 5, 2004. There is no family relationship between any of the Directors or proposed nominees for election as Director.

A Share and Warrant Agreement dated August 27, 1997 among Noverco, Gaz Métropolitain, Inc. and the Corporation sets forth terms by which Noverco will acquire and maintain an ownership interest in the Corporation and also contains terms regarding the composition of the Board. With respect to composition of the Board, the parties agreed that so long as Noverco or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares, on an annual basis, the Corporation shall nominate and support the election to the Board of individuals proposed by Noverco, being at least one, in proportion to the percentage of outstanding Enbridge Shares owned by Noverco to all Enbridge Shares outstanding. Currently, no Director or proposed nominee for election as Director represents Noverco by such right of nomination.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees listed.

Director Attendance

The tables below summarize the number of Board and Board Committee meetings held in 2004 and the attendance of each of the Directors and proposed nominees for election as Directors at such meetings.

Summary of Board and Board Committee Meetings Held

During the year ended December 31, 2004

Board[1]	11
Audit, Finance & Risk Committee[2]	7
Human Resources & Compensation Committee	4
Governance Committee	4
Corporate Social Responsibility Committee[3]	5

Total number of Board & Board Committee meetings held	31

Notes:
1	Includes 3 teleconference meetings.
2	Includes 1 teleconference meeting.
3	Includes 2 teleconference meetings.

Summary of Attendance of Directors

During the year ended December 31, 2004

				Percentage
		Percentage	Board	of Board
	Board	of Board	Committee	Committee
	Meetings	Meetings	Meetings	Meetings
Director	Attended	Attended[1]	Attended	Attended[1]

D.A. Arledge	10 of 11	91%	8 of 11	73%
J.J. Blanchard	11 of 11	100%	6 of 9	67%
J.L. Braithwaite	11 of 11	100%	9 of 9	100%
P.D. Daniel[2]	11 of 11	100%	20 of 20	100%
E.S. Evans	11 of 11	100%	11 of 11	100%
W.R. Fatt	9 of 11	82%	10 of 11	91%
R.L. George[3]	7 of 8	88%	6 of 6	100%
L.D. Hyndman	10 of 11	91%	11 of 12	92%
R.W. Martin	11 of 11	100%	11 of 11	100%
G.K. Petty	11 of 11	100%	9 of 9	100%
C.E. Shultz[4]	1 of 11	100%	–	–
D.J. Taylor[5]	11 of 11	100%	20 of 20	100%

Notes:
1	Percentages are rounded up to the nearest whole number.
2	As President & Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but is entitled to attend all Board Committee meetings.
3	Mr. George resigned from the Board on July 29, 2004. He was a member of the Human Resources & Compensation Committee and the Corporate Social Responsibility Committee.
4	Mr. Shultz was appointed as a Director of the Corporation on December 1, 2004. Since that date until December 31, 2004, only one Board meeting was held. Mr. Shultz was not a member of any Board Committee in 2004.
5	Although Mr. Taylor is a member of the Governance and Human Resources & Compensation Committees, as Chair of the Board, he is entitled to attend all Board Committee meetings. Mr. Taylor is not standing for re-election as a Director of the Corporation.

Other Corporations/Entities Where the Directors of the Corporation are Members of the Same Board

The following table lists the Directors and proposed nominees for election as Directors who served together as Directors on the boards of other corporations or acted as trustees for other entities during the financial year ended December 31, 2004.

Director/Trustee	Name of Corporation/Entity

J.L. Braithwaite	Enbridge Gas Distribution Inc.
P.D. Daniel
W.R. Fatt
R.W. Martin

J.L. Braithwaite	Enbridge Commercial Trust
P.D. Daniel

P.D. Daniel	Enbridge Pipelines Inc.
L.D. Hyndman
D.J. Taylor

Director/Trustee	Name of Corporation/Entity

P.D. Daniel	Enbridge Energy Company, Inc.
G.K. Petty

P.D. Daniel	Enbridge Energy Management, L.L.C.
G.K. Petty

P.D. Daniel	EnCana Corporation
W.R. Fatt

E.S. Evans	Canadian Oil Sands Limited
C.E. Shultz

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Director Equity Ownership

The following table sets out each Director’s equity ownership interest in the Corporation and any changes in the ownership interest since March 4, 2004.

	Directors’ Equity Ownership and Changes Therein
	Equity Ownership as at March 4, 2004[1]			Equity Ownership as at March 4, 2005			Net Change in Equity Ownership			Market Value
										of Equity
										Holdings as at
	Common	Stock	Deferred	Common	Stock	Deferred	Common	Stock	Deferred	March 4, 2005[2]
Director	Shares	Options	Stock Units	Shares	Options	Stock Units	Shares	Options	Stock Units	($)

D.A. Arledge	8,072	–	–	8,150	–	424	78	–	424	548,650
J.J. Blanchard	4,853	–	2,881	5,138	–	5,814	285	–	2,933	700,818
J.L. Braithwaite	12,141	–	392	13,025	–	1,513	884	–	1,121	930,286
P.D. Daniel[3]	156,703	579,650	–	158,611	664,650	–	1,908	85,000	–	10,149,517
E.S. Evans	12,941	–	176	13,382	–	525	441	–	349	889,908
W.R. Fatt	4,440	–	2,206	4,477	–	4,539	37	–	2,333	576,933
R.L. George[4]	7,300	–	3,727	–	–	–	–	–	–	–
L.D. Hyndman	10,042	1,762	–	10,134	1,762	366	92	–	366	671,895
R.W. Martin	18,318	2,556	735	18,318	2,556	2,236	–	–	1,501	1,315,250
G.K. Petty	6,270	–	956	6,297	–	2,201	27	–	1,245	543,787
C.E. Shultz[5]	–	–	–	3,052	–	555	3,052	–	555	230,811
D.J. Taylor[6]	14,823	–	1,120	15,185	–	3,461	362	–	2,341	1,193,157

Notes:
1	As disclosed in the Management Information Circular for the Corporation’s Annual & Special Meeting held on May 5, 2004.
2	The “Market Value of Equity Holdings as at March 4, 2005” is shown and was the market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 4, 2005 ($63.99)) of the Enbridge Shares and Deferred Stock Units owned by the Director and excludes options.
3	Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. (See “Executive Compensation – Report on Executive Compensation – Compensation of the Chief Executive Officer”.)
4	As Mr. George resigned from the Board on July 29, 2004, no change in equity ownership is recorded.
5	Mr. Shultz was appointed to the Board on December 1, 2004 and has until December 1, 2009 to meet the share ownership requirements.
6	Mr. Taylor is not standing for re-election as a Director of the Corporation.

Other than Mr. Shultz, all other Directors currently meet the share ownership requirements as set out in “Directors’ Remuneration”.

Appointment of Auditors

PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC’s address is Suite 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3. Under the Canadian Securities Administrators’ National Instrument 52-108 “Auditor Oversight”, PwC is a participating audit firm with the Canadian Public Accountability Board. PwC has also confirmed to the Board and the Audit, Finance & Risk Committee its status as independent within the meaning of applicable Canadian and U.S. rules.

The Board, on recommendation from the Audit, Finance & Risk Committee, recommends the re-appointment of PwC as auditors.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board. Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The U.S. SEC adopted new rules effective on July 31, 2005 which will require, among other things, that the audit committee be responsible for any recommendation or nomination of an outside auditor by the Corporation. Canadian securities regulatory authorities have adopted a similar rule effective on the date of the Meeting. The Corporation complies with these rules.

Auditor Independence

The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation’s Audit, Finance & Risk Committee has responsibility to oversee the external auditor. For a description of the Corporation’s Audit, Finance & Risk Committee, see “Statement of Corporate Governance Practices – Committees of the Board of Directors – Audit, Finance & Risk Committee” in Appendix “A”.

The Canadian securities regulators have passed rules, applicable to the Corporation as of the date of the Meeting, which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the Sarbanes-Oxley Act, which introduced a series of accounting and corporate governance reforms and rules adopted by the U.S. SEC under that Act specifying certain services the external auditors may not provide. The Corporation complies with all such rules which are now applicable in Canada and in the United States.

In response to legislative changes and other pending legislative and regulatory changes regarding auditor independence, the Corporation’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to the Corporation in the most efficient and economical manner. The Board believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The Audit, Finance & Risk Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors.

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The Audit, Finance & Risk Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors’ independence and objectivity.

Fees Billed by Auditors

The following table sets forth all services rendered by the auditors by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2003 and 2004.

Years ended December 31	2004	2003

Audit Fees	$1,096,423	$976,600
Audit-Related Fees[1]	1,660,155	365,000
Tax Fees	166,801	170,240
All Other Fees	80,063	75,750

Total Fees	$3,003,442	$1,587,590

Note:
1	Included in Audit-Related Fees is $1,280,000 for Sarbanes-Oxley Act related procedures (2003 – $350,000). The Corporation’s affiliates in the United States, Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C. have been billed US$1,343,000 for Sarbanes-Oxley Act related procedures in 2004.

Division of Enbridge Shares

By resolution approved on March 1, 2005, the Board authorized the submission to the Shareholders of the special resolution set forth in Appendix “B” (the “Share Split Resolution”) authorizing the Corporation to apply for a Certificate of Amendment amending the Corporation’s Articles to divide the Enbridge Shares on a two-for-one basis. The purpose of the proposed division is to increase the availability of the Enbridge Shares for purchase by the public, which will enhance the liquidity of the Enbridge Shares.

The Board has determined that such amendment is in the best interests of the Shareholders and therefore recommends that the Shareholders vote for the approval of the Share Split Resolution. The Share Split Resolution requires the approval of not less than two-thirds of the votes cast in order to be adopted.

If the Share Split Resolution is approved, it is proposed that the division of the Enbridge Shares will take effect at the close of business on May 20, 2005. Shareholders of record as of the close of business on May 20, 2005 will be mailed share certificates representing one additional Enbridge Share for each Enbridge Share held. It is currently expected that trading in the divided Enbridge Shares will begin on May 18, 2005. Shareholders should retain their present Enbridge Share certificates which will continue to represent the number of Enbridge Shares indicated thereon.

Unless otherwise specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted against the Share Split Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the Share Split Resolution.

Continuation of Shareholder Rights Plan

The Corporation has in place a Shareholder Rights Plan (the “Rights Plan”) under the terms of the Shareholder Rights Plan Agreement dated as of November 9, 1995, as amended, between the Corporation and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”). The Rights Plan was originally implemented on November 9, 1995, was confirmed by Shareholders at the 1996 Annual Meeting and was amended and reconfirmed by Shareholders at the 1999 and 2002 Annual Meetings.

The Corporation has reviewed its Rights Plan for conformity with current practices with respect to shareholder rights plan design and has determined that since May 2002, when the Rights Plan was last approved by Shareholders, there have been few, if any, material changes to such rights plan design. On March 1, 2005, the Board resolved to continue the Rights Plan with minor amendments by approving a shareholder rights plan agreement dated as of November 9, 1995 and amended and restated as of May 5, 2005 (the “2005 Rights Plan Agreement”). The Rights Plan embodied in the 2005 Rights Plan Agreement is the same in all material respects as the prior Rights Plan apart from changes to the definitions of Expiration Time and Lock-up Agreement, which changes are discussed in Appendix “B” to this Circular under the headings “Summary of the Shareholder Rights Plan – Principal Terms – Expiration Date” and “ – Lock-up Agreements”.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix “B” of this Circular (the “Rights Plan Resolution”), to continue, ratify, confirm and approve the Rights Plan. For the Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by the Shareholders. If the Rights Plan Resolution is not passed by the Shareholders, the Rights Plan will terminate.

Appendix “B” also sets out the background to and a summary of the principal terms of the Rights Plan.

The Board has determined that the Rights Plan is in the best interests of the Corporation and the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the Rights Plan Resolution.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act, which governs the Corporation, provides that Shareholder proposals must be received by December 5, 2005 to be considered for inclusion in the Management Information Circular and the form of proxy for the 2006 Annual Meeting of Shareholders, which is expected to be held on or about May 4, 2006.

EXECUTIVE COMPENSATION

Composition of the Human Resources
& Compensation Committee

Enbridge has a Human Resources & Compensation Committee which is presently comprised of the following Directors (the date of their appointment to the Committee is listed after their name): D.A. Arledge (January 1, 2002); E.S. Evans (May 3, 2002); W.R. Fatt (Chair) (May 3, 2002); R.W. Martin (February 1, 2001); and D.J. Taylor (May 2, 1996). R.L. George ceased to be a member of the Committee on July 29, 2004 after serving on it since April 29, 1999.

Since January 1, 1994, no member of the Committee has been an Officer or employee of the Corporation or any of its subsidiaries, or has had any relationship with the Corporation except as a Director, other than D.J.

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Taylor, Chair of the Board, who was a non-Executive Officer solely due to the definition in the Corporation’s By-Laws stating that the Chair of the Board was an Officer. The By-Law was revised and approved by the Directors on February 24, 2004 and confirmed by the Shareholders at the Annual & Special Meeting of Shareholders held on May 4, 2004 so that the Chair of the Board is no longer an Officer of the Corporation.

Report on Executive Compensation
Compensation Strategy

The Executive compensation strategy for Senior Executives, and other Executive members of the leadership team at Enbridge is designed to:

▪	align the immediate, short-term, medium-term and long-term actions and decisions of the Executives with the annual, medium and long-term interest of Shareholders;

▪	attract and retain highly capable Executives from the North American energy sector; and

▪	engage the leadership team by defining and rewarding performance in terms of business unit, corporate and Shareholder goals.

The compensation program components – base pay, annual incentives, mid-term incentives, long-term incentives, benefits and pension arrangements – are all designed and administered within this overall framework.

Target Reward Levels

Given that the Executive team is located partly in Canada and partly in the United States, target reward levels are set within the context of separate Canadian and United States comparator groups (the “Comparator Groups”). The Comparator Groups include selected pipeline companies, integrated energy producers, and related industrials of comparable size and complexity with which the Corporation competes for executive talent and for which compensation data is available through a combination of public disclosure and/or reliable surveys through independent consulting firms. The Board regularly reviews the Comparator Groups and the data provided by independent consultants to ensure they continue to reflect the Corporation’s executive talent labour markets.

Enbridge designs its base pay, annual incentives, and various forms of long-term incentives such that the total of the plans pays at the 50th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and individual each achieve their target goals, and pays at the 75th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and individual performance each achieve 75th percentile performance among the Comparator Groups.

Base Pay

Executive salaries are reviewed annually to ensure they reflect a balance of market conditions, the levels of responsibility and accountability of each individual, his or her unique talents and the level of demonstrated performance.

Annual Incentives

The Corporation’s Short Term Incentive Plan (the “STIP”) is designed to reward executives for achieving and exceeding performance at the Shareholder, corporate, business unit and individual level.

For 2004, each of the Chief Executive Officer, the Chief Financial Officer and the three other Executive Officers of the Corporation with the highest salary and bonus compensation in the 2004 financial year (the “Named Executive Officers”) had corporate performance measures that included return on equity in 2004 and total shareholder return (share price appreciation and dividends paid) over a three-year period relative to a select sub-set of publicly traded companies in the Comparator Groups. Corporate performance and business unit earnings measures are established and reviewed annually by the Committee.

Target incentives based on each participant’s level of responsibility within the Corporation are established as a percentage of base salary and reflect competitive practice within the Comparator Groups. Awards under the STIP are paid in cash.

The STIP provides for the payment of incentive awards that may be below or in excess of target awards. No incentives are payable if threshold performance levels are not attained. Senior Officers could receive up to 100% (150% in the case of the President & Chief Executive Officer) of base salaries when outstanding performance results are achieved. The factor by which incentive awards are calculated is prorated between the threshold, target and maximum award depending on actual performance under each of the performance measures. In administering the STIP, the Committee may, in its judgment, vary incentive awards payable to participants if the application of the incentive formula confers unintended results. The STIP award for the President & Chief Executive Officer is recommended by the Committee for approval by the Board while awards for the other Named Executive Officers are considered and, if thought fit, approved by the Committee on the recommendation of the President & Chief Executive Officer.

For 2004, awards under the STIP were determined by the Committee on the basis of a combination of: (1) the actual return on equity being above the targeted return on equity threshold level; (2) average total shareholder return of 15.1% for the three-year period ended December 31, 2004, being at the 60th percentile relative to the Comparator Groups; (3) business unit performance measures, where applicable, ranging between meeting budget to exceptional performance; and (4) individual performance measures as assessed by the President & Chief Executive Officer and, in the case of the President & Chief Executive Officer, by the Committee. In the opinion of the Committee, STIP payments reflected corporate performance, business unit performance and the individual contributions of the Named Executive Officers in 2004.

Mid-Term and Long-Term Incentives

Consistent with its overall compensation strategy described above, Enbridge continues to use a combination of mid-term and long-term incentive programs to ensure reward programs are aligned with its business strategy and Shareholder interests. In summary, Enbridge has three active programs:

▪	The Enbridge Performance Stock Unit Plan (mid-term plan) is an overlapping three-year plan with annual grants that provides focus on comparative total shareholder return.

▪	The Enbridge Incentive Stock Option Plan (2002) (long-term plan) is a conventional stock option plan with annual grants that provides focus on long-term (up to 10 years) share price growth.

▪	The Enbridge Performance-Based Stock Option Plan (long-term plan) is a special, periodic plan that provides focus on achieving specific stretch share price targets over the period September 2002 to September 2007.

The mix of performance stock units (“PSUs”), time-vested stock options and performance-based stock options will vary according to a participating Executive’s level within the Corporation and competitiveness with award opportunities offered by the Comparator Groups.

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Performance Stock Unit Plan (Mid-Term Incentive)
The Performance Stock Unit Plan (the “PSU Plan”) is highly performance-based and is designed to strengthen the link between the interests of the Shareholders and the participating Executives by aligning the payout of grants with total shareholder value creation in a manner consistent with advancing the interests of the Corporation. PSUs provide an incentive that focuses Executives on stock price performance and dividend growth. Performance conditions reward or penalize Executives for relative shareholder value creation during the plan term.

Under the PSU Plan, participating Executives receive annual grants of PSUs. The initial value of each of these PSUs is equivalent to the market value of one Enbridge Share. Each award may be paid out at the end of a three-year performance cycle based on: (1) the market value of an Enbridge Share at the end of the three-year period; (2) additional PSUs representing dividends paid during the three-year period; and (3) the Corporation’s total shareholder return over a three-year period relative to a peer group of companies established in advance by the Committee.

Payments under the PSU Plan may be increased by up to 200% of the original award when the Corporation outperforms its peer group. If the Corporation’s performance fails to meet threshold performance levels, no payments are made under the PSU Plan. The Corporation will not issue any Enbridge Shares in connection with the PSU Plan.

During 2004, 32,975 PSUs were granted to 7 eligible employees, including the Named Executive Officers. For additional information regarding these grants, see “Long-Term Incentive Plan Awards”.

Incentive Stock Option Plan (Long-Term Incentive)
Generally, grants of stock options are considered annually by the Committee on the recommendation of the President & Chief Executive Officer and by the Committee alone concerning the President & Chief Executive Officer. Each stock option granted entitles the recipient to acquire a specified number of Enbridge Shares at an exercise price not less than 100% of the last sale price of the Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event that an option is granted at a time when a trading blackout is in effect, the effective date of the stock option shall be no earlier than the fourth trading day following the date of termination of the trading blackout and the exercise price shall be no less than the weighted average trading price of Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the stock option. In connection with the determination of the number of stock options that may be granted, the Committee further considers a target ratio of the current Enbridge Share price to base salary as well as considering individual performance achievements and succession potential. For further information on the Incentive Stock Option Plan (2002), see “Stock Options – Incentive Stock Option Plan (2002).”

During 2004, stock options to acquire 891,000 Enbridge Shares at prices ranging from $51.44 to $53.97 per share were granted to 293 eligible employees, including the Named Executive Officers. For additional information on the outstanding stock options, including the cost of the stock options to the Corporation, please see Note 14 to the Corporation’s Consolidated Annual Financial Statements for the year ended December 31, 2004, which are contained in the Corporation’s 2004 Annual Report.

Performance-Based Options (Long-Term Incentive)
In order to provide further long-term incentives to participating Executives and to align their interests with those of Shareholders, on September 16, 2002, special performance-based stock options to acquire an aggregate of

810,000 Enbridge Shares at $46.30 per share were granted to eligible employees, including the Named Executive Officers, for a five-year term, which term will extend to eight years if any of the stock options become exercisable before the end of the five-year term. The performance-based stock options become exercisable, as to 50% of the grant, if the price of an Enbridge Share equals or exceeds $61.00 for 20 consecutive trading days during the period September 16, 2002 to September 16, 2007 and, as to 100% of the grant, if the price of an Enbridge Share equals or exceeds $71.00 for 20 consecutive trading days during the same aforementioned period.

For additional information on the outstanding performance-based stock options, please see Note 14 to the Corporation’s Consolidated Annual Financial Statements for the year ended December 31, 2004, which are contained in the Corporation’s 2004 Annual Report.

Share Ownership Guidelines

On January 1, 2002, the Corporation implemented share ownership guidelines for Senior Officers requiring them to attain target levels of ownership by December 31, 2005. The President & Chief Executive Officer is required to own Enbridge Shares with a value equal to four times his annual salary. As of December 31, 2004, Mr. Daniel held 158,525 Enbridge Shares, representing a share ownership level of approximately 11 times his annual salary.

Other Senior Officers are required to own Enbridge Shares with a value of two times their annual salary. Officers at the Vice President level are required to own Enbridge Shares with a value equal to their annual salary. These guidelines apply to any individuals subsequently hired or appointed to assume such positions, provided that such individuals will have a period of four years from their date of hiring or appointment to attain the applicable target level of share ownership. As of December 31, 2004, other Senior Officers averaged approximately 7.5 times their annual salaries; and Officers at the Vice President level averaged approximately 1.1 times their annual salaries.

Enbridge encourages all employees to share in its long-term success through its various supported voluntary saving plans. As of December 31, 2004, employees in Canada and the United States, other than the Named Executive Officers, owned 2,074,805 Enbridge Shares under these plans.

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Compensation of the Chief Executive Officer

Mr. Daniel’s base salary is determined through annual compensation surveys of the Comparator Groups and is reviewed annually based on corporate and personal performance. The Board determines Mr. Daniel’s annual bonus award based on three factors (the weight ascribed to each factor is noted below): (1) the assessment of the Corporation’s annual return on equity compared to budgeted return on equity (40%); (2) average total shareholder return over a three-year period compared to the Comparator Groups (40%); and (3) the Committee’s evaluation of Mr. Daniel’s performance in relation to annual objectives agreed to in advance (20%). Based on these factors, the Board approved the award to Mr. Daniel of a cash bonus of $1,050,000 for 2004. For the mid-term incentive component of 2004 compensation, Mr. Daniel was granted 13,370 PSUs. For the long-term incentive component of 2004 compensation, Mr. Daniel was granted stock options to purchase 65,900 Enbridge Shares at a price of $51.44 per share. Based on competitive market data, this grant is within the competitive range of long-term incentive grants for chief executive officers in the Comparator Groups.

This “Report on Executive Compensation” is presented by the Human Resources & Compensation Committee of the Board:

W.R. Fatt, Chair	R.W. Martin	D.A. Arledge
D.J. Taylor	E.S. Evans

Summary Compensation Table

The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the financial years ended December 31, 2002, 2003 and 2004 to the Named Executive Officers. All amounts shown in the table are reported in Canadian dollars unless otherwise noted.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Shares or
					Under	Units Subject
				Other Annual	Options	to Resale	LTIPA	All Other
		Salary	Bonus	Compensation[1,2]	Granted[3]	Restrictions	Payouts[4]	Compensation[5,6]
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)

P.D. Daniel	2004	825,000	1,050,000	55,994	65,900	–	–	38,404
President &	2003	730,250	973,000	64,114	75,000	–	–	36,512
Chief Executive Officer	2002	661,500	335,500	62,133	360,000	–	–	33,075

S.J. Wuori	2004	376,250	380,000	43,153	19,500	–	–	14,154
Group Vice President &	2003	357,500	320,000	51,448	40,000	–	–	16,399
Chief Financial Officer	2002	328,750	138,000	45,416	140,000	–	–	15,639

D.C. Tutcher[7]	2004	US$322,000	US$270,000	US$35,000	17,000	–	–	US$10,250
Group Vice President,	2003	US$309,750	US$235,000	US$35,000	50,000	–	–	US$10,000
Transportation South	2002	US$296,250	US$91,000	US$40,000	150,000	–	–	US$11,625

S.J.J. Letwin[8]	2004	430,750	435,000	40,694	22,000	–	–	18,217
Group Vice President,	2003	413,000	370,000	37,778	40,000	–	–	89,063
Gas Strategy & Corporate Development	2002	394,000	169,000	40,771	140,000	–	–	61,563

J.R. Bird	2004	408,000	412,000	35,000	16,700	–	–	14,784
Group Vice President,	2003	391,750	340,000	36,564	40,000	–	–	16,580
Transportation North	2002	375,250	143,000	36,374	140,000	–	–	16,553

Notes:
1	Amounts in this column include: the flexible perquisites allowance (as described below), flexible credits paid as additional compensation (as described in Note 2 below), reimbursements for professional financial services and the taxable benefit from loans by the Corporation (which were granted prior to the enactment of the Sarbanes-Oxley Act), or interest reimbursement for loans provided by a third party where such loans relate to the relocation of the Named Executive Officer (and amounts reimbursed for the payment of taxes relating to such benefit). In 2004, the Named Executive Officers were given a flexible perquisites allowance to pay for perquisites that may have been previously paid by the Corporation on behalf of each Executive in the amount of $49,500 for Mr. Daniel, US$30,000 for Mr. Tutcher and $35,000 each for Messrs. Wuori, Letwin and Bird.
2	Effective July 1, 2001, the Corporation adopted a flexible benefit program where employees receive an amount of flex credits based on their family status and base salary. Flex credits can be used to (a) purchase various benefits (such as extended health or dental coverage, disability insurance and life insurance) on the same terms as are available to all employees; (b) applied as contributions to the Stock Purchase and Savings Plan (as described in Note 5 below); or (c) paid to the employee as additional compensation.
3	Each stock option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are provided under the heading “Stock Options”.
4	Payments under the PSU Plan will be reported in this column in future years.
5	Pursuant to the Corporation’s Stock Purchase and Savings Plan (the “Savings Plan”), Canadian employees of Enbridge may contribute from 1% to 35% of their base salary for investment in among 15 designated funds or Enbridge Shares. The first 2.5% of an employee’s base salary contributed to the Savings Plan must be used to purchase Enbridge Shares at market value. Employees who participate in the Savings Plan can receive up to 2.5% of their base salary in flex credits based on their years of service and the amount of their contributions to the Savings Plan. The amount of flex credits applied as contributions to the Savings Plan by the Named Executive Officers under the Corporation’s flexible benefit program is reported in the table.
6	Employees of the Corporation in the United States participate in the Enbridge (U.S.) Inc. Savings Plan (the “401(k) Plan”) where employees may contribute up to 50% of their base salary, with employee contributions up to 5% matched by the Corporation (all subject to the contribution limits specified in the Internal Revenue Code). The Corporation’s contributions are used to purchase Enbridge Shares at market value and the employee’s contributions may be used to purchase Enbridge Shares or nine designated funds. The Corporation made contributions of US$11,625 (2002), US$10,000 (2003) and US$10,250 (2004) to the 401(k) Plan for the benefit of Mr. Tutcher.
7	Mr. Tutcher’s compensation is stated and paid in U.S. currency (“US$”).
8	Amount includes relocation subsidies of $69,667 (2003) and $41,289 (2002).

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Long-Term Incentive Plan Awards

The following table sets forth information regarding PSUs awarded to the Named Executive Officers during the financial year ended December 31, 2004. A description of the PSU Plan is provided under “Report on Executive Compensation – Mid-Term and Long-Term Incentives – Performance Stock Unit Plan (Mid-Term Incentive)”.

			Estimated Future Payouts Under
			Non-Securities-Price-Based Plans
	Securities, Units
	or Other Rights	Performance or Other Period	Threshold[1]	Target[2]	Maximum[3]
Name	(#)	Until Maturation or Payout	(#)	(#)	(#)
P.D. Daniel	13,370	March 8, 2004-March 7, 2007	535	13,370	26,740
S.J. Wuori	3,905	March 8, 2004-March 7, 2007	156	3,905	7,810
D.C. Tutcher	3,545	March 8, 2004-March 7, 2007	142	3,545	7,090
S.J.J. Letwin	4,470	March 8, 2004-March 7, 2007	179	4,470	8,940
J.R. Bird	3,390	March 8, 2004-March 7, 2007	137	3,390	6,780

Notes:
1	“Threshold” refers to the minimum amount payable for a certain level of performance under the PSU Plan. No payments will be made under the PSU Plan if the Corporation’s total shareholder return over a three-year period in relation to a peer group of companies (“TSR”) is at or below the 25th percentile. The number of PSUs set forth in this column assume the Corporation’s TSR is at the 26th percentile and does not include dividends on the PSUs.
2	“Target” refers to the amount payable if the specified performance target is reached. Pursuant to the PSU Plan, each Named Executive Officer would receive 100% of the PSUs granted in the event that the Corporation’s TSR is at the 50th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 50th percentile and does not include dividends on the PSUs.
3	“Maximum” refers to the maximum payout possible under the PSU Plan. Pursuant to the PSU Plan, each Named Executive Officer would receive 200% of the PSUs granted in the event that the Corporation’s TSR is at or above the 75th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 75th percentile and does not include dividends on the PSUs.

Equity Compensation
Equity Compensation Plan Information

The following table sets forth information as at December 31, 2004 with respect to the Corporation’s Incentive Stock Option Plan (2002) under which Enbridge Shares are authorized for issuance.

Number of Securities Remaining Available for Future
	Number of Securities to be Issued Upon Exercise	Weighted-Average Exercise Price of Outstanding	Issuance Under Equity Compensation Plans
	of Outstanding Options, Warrants and Rights	Options, Warrants and Rights	(Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Incentive Stock Option Plan (2002)	6,102,807	$40.0553	5,421,420

Stock Options
Incentive Stock Option Plan (2002)

Pursuant to the Incentive Stock Option Plan (2002) (the “ISOP”), which was approved at the Annual & Special Meeting of Shareholders of the Corporation on May 3, 2002, the Committee, subject to Board approval, may grant options and stock appreciation rights (“SARs”) to full-time key employees, including Officers, of the Corporation or its subsidiaries. The purpose of the ISOP is to provide such employees the opportunity to acquire or enjoy the benefit of an increased proprietary interest in the Corporation in a manner that is consistent with and will advance the interests of the Corporation and its subsidiaries by motivating and rewarding the employees in relation to the long-term performance and growth of the Corporation and the total return to Shareholders, which thereby allows the Corporation to attract and retain the best employees.

Features of the ISOP

Restrictions on Enbridge Shares Reserved and Issued
 The ISOP restricts the number of Enbridge Shares reserved for issuance and the number of Enbridge Shares to be issued as follows:

(a)	the total number of Enbridge Shares reserved for issuance to any one participant shall not exceed in the aggregate 5% of the Enbridge Shares outstanding at the time of reservation;
(b)	the total number of Enbridge Shares reserved for issuance to insiders shall not exceed 10% of the number of the Enbridge Shares outstanding at the time of reservation; and
(c)	the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider’s associates, within a one-year period shall not exceed 10% and 5% respectively, of the number of Enbridge Shares outstanding at the time of issuance.

Term, Vesting Provisions and Exercise Price
Options have a term of ten years or less and are subject to earlier termination if the holder leaves the employ of the Corporation unless the Committee otherwise decides. (See “Termination of Employment” below.) An option shall only become exercisable after one year of continued employment following the day of its grant and only then in such installments as the Committee may determine. In no case shall an option be granted at an exercise price less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event an option is awarded during a corporate trading blackout, the effective date of the option shall be no earlier than the fourth trading day following the date of the termination of the blackout and the option price shall in no case be less than the weighted average trading price of the Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the option.

Incentive stock options, within the meaning and requirements of the United States Internal Revenue Code (the “Code”), may be granted to designated employees of the Corporation’s United States subsidiaries at an exercise price of not less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. Such options may be afforded favourable tax treatment under United States law.

SARs Granted in Connection with Options
SARs may be granted in connection with an option. The number of Enbridge Shares covered by SARs shall not exceed the number of Enbridge Shares available to the employee under his or her option. Generally, SARs will be exercisable at such times and in such amounts as the underlying options. SARs entitle the holder to surrender all or part of the underlying and unexercised option and receive in exchange the

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amount by which the then aggregate fair market value of the Enbridge Shares covered by the option (based on the trading price of the Enbridge Shares on the TSX) exceeds the aggregate option exercise price, to a maximum of 100% of the exercise price. Payment of the amount may be paid and satisfied by the Corporation in Enbridge Shares, cash or both. SARs have not been granted in connection with options since 1994.

Transferability and Assignability
No options or rights granted under the ISOP are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.

Termination of Employment
Retirement or Disability
In the event of retirement or disability of a participant, the options held by such participant continue to vest and those options that are exercisable or become exercisable are exercisable until the earlier of the third anniversary of the date of retirement or disability and the expiration of the term of the option.

Death
In the event of death of a participant, all options held become vested and are exercisable until the earlier of the first anniversary of the date of death and the expiration of the term of the option.

Other
In the event of termination of employment for reasons other than retirement, disability or death, only options that have vested remain exercisable for 30 days from the date of termination unless extended by the Committee but in no event shall such extension be more than the third anniversary of termination and the expiration of the term of the option.

With respect to designated employees in the United States, the Committee may determine terms and conditions in accordance with the Code under which options and SARs may be exercised upon termination of employment.

Amendments to the ISOP
Subject to regulatory approval, the Board may amend the ISOP in whole or in part. The Board, subject to allowable adjustments in the event of reorganization of the Corporation, shall not change the minimum exercise price at which options or SARs will be granted, or extend the maximum term during which an option or SAR may be exercised.

An aggregate of 15,000,000 Enbridge Shares are issuable under the ISOP. To date, a total of 4,116,626 Enbridge Shares have been issued upon the exercise of stock options. This leaves a total of 10,883,374 Enbridge Shares available for issuance upon the exercise of stock options, representing approximately 6.3% of the Enbridge Shares outstanding as of March 4, 2005. There are currently 6,211,804 stock options outstanding.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information concerning stock options granted to the Named Executive Officers under the ISOP during the financial year ended December 31, 2004.

				Market Value of
				Securities Underlying
	Securities Under	% of Total Options	Exercise or	Options at
	Options/ Granted[1]	Granted to Employees	Base Price	Date of Grant
Name	(#)	in Financial Year	($/Share)	($/Share)	Expiration Date

P.D. Daniel	65,900	7.40%	51.44	51.06	February 4, 2014
S.J. Wuori	19,500	2.19%	51.44	51.06	February 4, 2014
D.C. Tutcher	17,000	1.91%	51.44	51.06	February 4, 2014
S.J.J. Letwin	22,000	2.47%	51.44	51.06	February 4, 2014
J.R. Bird	16,700	1.87%	51.44	51.06	February 4, 2014

Note:
1	The options were granted on February 4, 2004 and were approved for grant during a corporate trading blackout. As such, the effective date of the option is the fourth trading day following the date of the termination of the trading blackout and the exercise price is the weighted average trading price of the Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the option. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

Stock Options (Time-Vested)
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information concerning time-vested stock options held by the Named Executive Officers.

			Unexercised Options		Value of Unexercised In-The-Money
			At Financial Year-End[1]		Options At Financial Year-End[2]
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	112,500	167,150	2,404,688	2,362,147
S.J. Wuori	–	–	131,250	79,500	3,066,250	1,237,570
D.C. Tutcher	–	–	125,847	87,000	4,656,108	1,389,645
S.J.J. Letwin	125,000	2,370,500	30,000	82,000	500,500	1,258,220
J.R. Bird	139,000	3,713,806	120,000	76,700	3,125,500	1,214,442

Notes:
1	Options issued in financial years 1998 through 2004 and not exercised on or before December 31, 2004, in respect of indicated numbers of Enbridge Shares.
2	Based on the difference between the closing price of the Enbridge Shares on the TSX on December 31, 2004 ($59.70) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

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Stock Options (Performance-Based)
Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information concerning performance-based stock options held by the Named Executive Officers. The in-the-money value of unexercisable performance-based stock options may never be realized as the actual gains on exercise, if any, will depend on the number of options that become exercisable and the value of the Enbridge Shares on the date of exercise. The unexercisable performance-based stock options listed in the table below become exercisable, as to 50% of the grant, if the price of an Enbridge Share equals or exceeds $61.00 for the 20 consecutive trading days during the period September 16, 2002 to September 16, 2007 and, as to 100% of the grant, if the price of an Enbridge Share equals or exceeds $71.00 for 20 consecutive trading days during the same aforementioned period.

			Unexercised Options At		Value of Unexercised In-The-Money
			Financial Year-End[1]		Options At Financial Year-End[2]

	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	–	300,000	–	4,020,000
S.J. Wuori[3]	22,005	563,717	–	100,000	–	1,340,000
D.C. Tutcher	–	–	65,000	100,000	1,207,050	1,340,000
S.J.J. Letwin[3]	90,000	1,721,250	–	100,000	–	1,340,000
J.R. Bird	–	–	–	100,000	–	1,340,000

Notes:
1	Options issued in financial years 1998 through 2004 and not exercised on or before December 31, 2004, in respect of indicated numbers of Enbridge Shares.
2	Based on the difference between the closing price of the Enbridge Shares on the TSX on December 31, 2004 ($59.70) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.
3	The performance-based stock options exercised were granted prior to 2002 and became exercisable as to 50% on April 11, 2001 and 50% on May 24, 2002.

Pension Plan

The following tables illustrate the benefits payable under the defined benefit component of the Corporation’s trusteed non-contributory pension plans (the “Plan”), which apply to the Corporation’s Corporate and Transportation units and include the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation’s supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and United States employees.

For service prior to January 1, 2000, the Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 1.6% of the sum of (i) the average of the participant’s highest annual salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by the greater of 50% of the actual bonus paid or the lesser of the target bonus and actual bonus, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant’s Canada Pension Plan (“CPP”) benefit prorated by years in which the participant has both credited service and CPP coverage. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.

For service after December 31, 1999, the Plan provides for Senior Management employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 2% of the sum of (i) the average of the participant’s highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.

For additional information on post-employment benefits, including funded status and pension assets and liabilities, see Note 17 to the Corporation’s Consolidated Annual Financial Statements for the year ended December 31, 2004, which are contained in the Corporation’s 2004 Annual Report.

Pension Plan Tables

Service Prior to January 1, 2000, before CPP Offset

	Years of Credited Service

Remuneration[1]
($)	10	15	20	25	30	35

300,000	48,000	72,000	96,000	120,000	144,000	168,000
400,000	64,000	96,000	120,000	160,000	192,000	224,000
500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000
1,100,000	176,000	264,000	352,000	440,000	528,000	616,000
1,200,000	192,000	288,000	384,000	480,000	576,000	672,000
1,300,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	224,000	336,000	448,000	560,000	672,000	784,000

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Service After December 31, 1999

Remuneration[1] ($)	Years of Credited Service

	10	15	20	25	30	35

300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	280,000	420,000	560,000	700,000	840,000	980,000

Note:
1	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.

In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000 and 3.26% for each year of service thereafter to his sixtieth birthday. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation and was granted thirteen additional months of credited service with a former associate company based on the pension formula applicable for service prior to January 1, 2000. Mr. Tutcher accumulates pension credits equal to 4.0% for each year of service to his tenth anniversary of employment with the Corporation.

Years of Credited Service

For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 2000 (“Pre 2000 Service”) and service accrued after December 31, 1999 (“Post 1999 Service”) by the Named Executive Officers as at December 31, 2004. These figures include the additional service mentioned in the previous paragraph.

Name	Age	Pre 2000 Service	Post 1999 Service

P.D. Daniel	58	17.75	9.0
D.C. Tutcher	55	–	3.58
S.J.J. Letwin	49	6.75	5.0
J.R. Bird	55	4.92	5.0
S.J. Wuori	47	19.50	5.0

Projected Annual Pension Amounts

The projected annual retirement benefits payable by the Plan to the Named Executive Officers assuming base salaries in future years equal those received during the current year and assuming that bonus payments equal target amounts are shown in the following table along with the projected annual pension benefit accrued to December 31, 2004.

		Assuming Retirement
	Assuming Retirement	When First Eligible for	Accrued to
Name	at Age 65	Unreduced Pension	December 31, 2004

P.D. Daniel	$865,164	$736,800	$579,420
D.C. Tutcher	US$184,788	US$125,880	US$60,288
S.J.J. Letwin	$293,412	$239,304	$126,408
J.R. Bird	$269,016	$217,512	$148,920
S.J. Wuori	$393,828	$299,592	$214,716

2004 Service Cost and Benefit Obligation

The following table illustrates the service cost and year-end benefit obligation in respect of pension benefits payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 17 of the Corporation’s Consolidated Annual Financial Statements for the year ended December 31, 2004 based on earnings and service through December 31, 2004.

		Benefit Obligation at
Name	Service Cost During 2004	December 31, 2004

P.D. Daniel	$506,000	$7,951,000
D.C. Tutcher	US$178,000	US$710,000
S.J.J. Letwin	$105,000	$1,235,000
J.R. Bird	$190,000	$1,727,000
S.J. Wuori	$94,000	$2,282,000

Key Assumptions

It is important to note that the amounts illustrated in the preceding two tables are based on contractual entitlements as well as assumptions that may change over time. The methods used to estimate these amounts will not be identical to the methods used by other issuers and as a result the amounts may not be directly comparable across issuers. The following table illustrates the key assumptions used to determine the service cost and benefit obligation, each of which is consistent with the assumptions used for the Corporation’s Consolidated Annual Financial Statements.

Benefit Obligation at
	Service Cost During 2004	December 31, 2004

	Graded Scale	Graded Scale
Retirement	between	between
	Age 55-65	Age 55-65
Vesting	Immediate	Immediate
Salary Increases	4.0%/annum	4.0%/annum
Interest Rates	6.29%	6.29%

Termination of Employment and Change of Control Arrangements

The Corporation has entered into employment contracts with each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment for any reason (other than for cause), elect to terminate their employment within 60 days of the first anniversary of the occurrence of a “change of control” of the Corporation (as defined in the agreements) or elect to terminate their employment within 60 days following constructive dismissal (as defined in the agreements), subject to the terms of the contract, the

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Executive will be paid 200% of the sum of: (i) twelve times the gross monthly salary paid to the Executive in the last full month of employment; (ii) the average of the last two years of the STIP awards paid to the Executive; and (iii) the cash value of the last annual flex benefit credit allowance and flexible perquisite allowance provided to the Executive; plus an amount equal to the value of the STIP award to be paid for the calendar year in which termination occurs, pro rated based upon the number of days of employment of the Executive in such year.

Each employment contract also provides that the Named Executive Officer is entitled to certain benefits, including two years of additional service added to the service already accrued at date of termination under the Corporation’s defined benefit pension plan and supplemental benefit pension plan and cash payment of certain non-vested options, if any, that are cancelled under the ISOP as a consequence of termination of their employment. In the case of options granted pursuant to the ISOP, the payment is calculated based on the in-the-money value of their non-vested options at the date of termination.

The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, except that he is entitled to 300%, rather than 200%, of the amounts noted above.

Under the Corporation’s supplemental benefit pension plan, in the event of a change of control of the Corporation, the Corporation shall make contributions to the Retirement Compensation Arrangement and the Grantor Trust Fund within a reasonable timeframe, not to exceed 180 days, such that, as of the date of the change of control, plan assets are no less than the target level of assets as defined in the funding policy. Under the Corporation’s PSU Plan, the Named Executive Officers would be entitled to receive, within 30 days after the date of a change of control, the PSU compensation accrued to the date of the change in control, appropriately adjusted for the Corporation’s performance relative to its peer group, as defined in the PSU Plan.

For further information concerning the Corporation’s pension plans, ISOP and PSU Plan, see “Executive Compensation – Pension Plan”, “Executive Compensation – Stock Options – Incentive Stock Option Plan (2002)” and “Executive Compensation – Report on Executive Compensation – Mid-Term and Long-Term Incentives – Performance Stock Unit Plan”, respectively.

Interest of Insiders in Material Transactions

No insider or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2004 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.

Indebtedness of Directors and Senior Officers

No current or former Director or Officer of the Corporation or its subsidiaries in the United States, and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2004, other than routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain Officers arising on their transfer of business location or hiring. Since July 29, 2002, when the Sarbanes-Oxley Act was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or Officers.

Performance Graph

The following chart compares Enbridge’s five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 1999 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

REMUNERATION OF DIRECTORS

Directors of the Corporation, other than P.D. Daniel, are compensated pursuant to the Corporation’s Directors’ Compensation Plan. The Board, through its Governance Committee, and considering recommendations from external independent consultants, is responsible for the development and implementation of the Directors’ Compensation Plan. The main objectives of the Directors’ Compensation Plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the Corporation’s Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and Board Committee membership and competitive with other comparable public issuers; and (c) to align the interests of the Directors with the Corporation’s Shareholders. To meet and maintain these objectives, the Board periodically performs a comprehensive review of the Directors’ Compensation Plan, making any changes it deems necessary.

Effective July 1, 2004, a revised Directors’ Compensation Plan was implemented (the “2004 Plan”). The 2004 Plan replaced the plan effective July 1, 2003 (the “2003 Plan”). The key differences between the 2004 Plan and the 2003 Plan are:

1.	the replacement of annual retainers for membership on each of the Board and any Committees of the Board, and attendance fees for Board and Board Committee meetings with an all inclusive annual Board retainer;

2.	the imposition of appropriate penalties at the discretion of the Chair of the Governance Committee, along with the Chair of the Board, for non-attendance at Board and Board Committee meetings;

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3.	the expectation that each Director will hold a personal investment in Enbridge Shares and/or Deferred Stock Units of at least two times the amount of the annual Board retainer, such investment to be attained within five years from the date of becoming a Director; and

4.	the elimination of the annual retention stock bonus grant.

As the Directors were compensated during the financial year ended December 31, 2004 pursuant to the 2004 Plan and the 2003 Plan, a description of each plan is provided below.

2004 Plan

Under the 2004 Plan, Directors receive an annual retainer for membership on the Board and any Committee of the Board. The Chair of the Board and the Chair of any of the four Committees of the Board receives an additional annual retainer. These annual retainers assist the Board to maintain a competitive position and are determined in relation to a comparator group of public issuers. The Governance Committee will define and review on a regular basis the appropriate marketplace against which comparisons are made. The Board’s policy is for the annual retainers to be approximately equivalent to compensation levels paid to directors of the comparator group.

Directors may elect to receive the annual retainers in the form of cash, stock equivalent or Deferred Stock Units in increments of 25% up to a certain percentage, which election is dependent upon a Director’s share ownership. Directors are expected to hold a personal investment in Enbridge Shares and Deferred Stock Units of at least two times the annual board retainer (i.e., $300,000) (the “Voluntary Minimum Share Ownership”). Directors are expected to achieve the Voluntary Minimum Share Ownership by the later of July 1, 2009 or five years from the date they became a Director.

Directors’ Compensation Pursuant to the 2004 Plan

The following table sets forth the percentages of each payment form that each Director may elect before and after reaching the Voluntary Minimum Share Ownership.

		Elective Payment Form
		Before reaching the Voluntary Minimum Share Ownership			After reaching the Voluntary Minimum Share Ownership
			Stock	Deferred		Stock	Deferred
Compensation Element	Amount[1,2]	Cash	Equivalent[3]	Stock Units[4]	Cash	Equivalent[3]	Stock Units[4]

Board Retainer – Annual	$150,000

Additional Chair of the Board Retainer – Annual	$155,000

Additional Board Committee Chair Retainer – Annual
Audit, Finance & Risk	$15,000	Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
Corporate Social Responsibility	$10,000
Governance	$10,000
Human Resources & Compensation	$10,000

Travel Fee[5]	$1,500	100%	–	–	100%	–	–

Notes:
1	These amounts are paid quarterly, in arrears.
2	Directors with an American principal residency are paid the same face amounts in U.S. dollars.
3	Under this payment option, the Director is paid the equivalent after-tax value of the fee in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment (the “Stock Equivalent”).
4	Under this payment option, the Director is paid the equivalent value of the fee in Deferred Stock Units based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment. The value of a Deferred Stock Unit, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. Deferred Stock Units attract dividends in the form of additional Deferred Stock Units at the same rate as dividends on the Enbridge Shares. A Director cannot convert Deferred Stock Units to cash until the Director ceases to be a member of the Board.
5	Directors who travel from their home province or state to a meeting in another province or state receive a per trip cash allowance.

Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Board Committee meeting.

Director’s attendance at Board and Board Committee meetings is reviewed by the Governance Committee each year and the Chair of such Committee, along with the Chair of the Board, at their discretion, will recommend appropriate penalties for non-attendance, which may include dismissal from the Board in the event that an inordinate number of meetings are missed.

2003 Plan

The 2003 Plan provided the Directors with annual retainers for sitting on the Board and any of its Committees and for acting as Chair of the Board or Chair of a Board Committee as well as fees for attendance at Board and Board Committee meetings.

Depending on what the retainer or fee was for, the Directors were able to elect to receive the compensation in the form of cash, Stock Equivalent or Deferred Stock Units. Under the 2003 Plan, each Director was expected to maintain a share ownership of six times the annual board retainer (i.e., $180,000) in Enbridge Shares or Deferred Stock Units to be achieved over a period of time (the “Target Level”). In order to assist each Director to reach and maintain the Target Level, the Corporation provided an annual retention stock bonus grant (the “Share Retention Bonus”) which consisted of one Enbridge Share for each five Enbridge Shares or Deferred Stock Units held by the Director for a minimum period of one year. The Share Retention Bonus was not payable on Enbridge Shares or Deferred Stock Units held by a Director in excess of the Target Level.

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Directors’ Compensation Pursuant to the 2003 Plan

The following table sets forth the amount of annual retainers and fees paid to Directors and the respective payment form each Director could elect to receive.

		Elective Payment Form[1]
Compensation Element	Amount[2,3]	Cash	Stock Equivalent[4]	Deferred Stock Units[5]

Board Retainer – Annual	$30,000	✓	✓	✓
Additional Chair of the Board Retainer – Annual	$155,000	✓	✓	✓
Additional Board Committee Retainer – Annual	$3,000		✓	✓
Additional Board Committee Chair Retainer – Annual
Audit, Finance & Risk	$5,000	✓
Corporate Social Responsibility	$3,500	✓		✓
Governance	$3,500	✓		✓
Human Resources & Compensation	$3,500	✓		✓
Meeting Fee – Board	$1,500	✓		✓
Meeting Fee – Board Committee	$1,500	✓		✓
Travel Fee[6]	$1,500	✓		✓

Notes:
1	Directors were required to elect to receive the payment of a particular retainer or fee in increments of 25%, except for the Additional Committee Retainer – Annual where the Director had to elect to receive payment in either the Stock Equivalent or Deferred Stock Units. For example, a Director could elect to receive his/her Board Retainer – Annual in 25% cash, 25% Stock Equivalent and 50% Deferred Stock Units.
2	These amounts were paid quarterly, in arrears.
3	Directors with an American principal residency were paid the same face amounts in U.S. dollars.
4	Under this payment option, the Director was paid the equivalent after-tax value of the fee in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment.
5	Under this payment option, the Director was paid the equivalent value of the fee in Deferred Stock Units based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment. The value of a Deferred Stock Unit, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. Deferred Stock Units attract dividends in the form of additional Deferred Stock Units at the same rate as dividends on the Enbridge Shares. A Director cannot convert Deferred Stock Units to cash until the Director ceases to be a member of the Board.
6	Directors who traveled from their home province or state to a meeting in another province or state received a per trip allowance.

Directors were reimbursed for all out-of-pocket expenses incurred to attend a Board or Board Committee meeting.

Directors’ Remuneration During the Most Recently Completed Financial Year

The following table sets forth the compensation paid by the Corporation to each of its Directors during the financial year ended December 31, 2004.

		Annual Retainer for
		Chair of the	Annual Retainer for
		Board/Chair	a Board Committee
	Annual Board Retainer	of a Board Committee	Member	Meeting Fees	Other Fees[1]	TOTAL
Director	($)	($)	($)	($)	($)	($)

D.A. Arledge[2]	90,000	–	3,000	16,500	34,385	143,885
J.J. Blanchard[2]	90,000	–	3,000	18,000	34,385	145,385
J.L. Braithwaite	90,000	–	3,000	18,000	44,983	155,983
P.D. Daniel[3]	–	–	–	–	–	–
E.S. Evans	90,000	–	3,000	19,500	38,983	151,483
W.R. Fatt	90,000	6,750	3,000	18,000	41,983	159,733
R.L. George[4]	27,500	875	3,000	16,500	38,983	86,858
L.D. Hyndman	90,000	6,750	3,000	18,000	38,983	156,733
R.W. Martin	90,000	10,000	3,000	22,500	44,983	170,483
G.K. Petty[2]	90,000	6,750	3,000	18,000	37,385	155,135
C.E. Shultz[5]	12,500	–	–	–	–	12,500
D.J. Taylor	90,000	170,000	3,000	30,000	43,483	336,483

Notes:
1	Amounts in this column include travel fees and the Share Retention Bonus.
2	These Directors are paid the same face amounts in US$.
3	Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. See “Executive Compensation – Report on Executive Compensation – Compensation of the Chief Executive Officer”.
4	Mr. George resigned from the Board on July 29, 2004.
5	Mr. Shultz was appointed to the Board on December 1, 2004.

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Election of Payment Form

The following table sets forth the percentages of each payment form that each Director received during the financial year ended December 31, 2004.

	Elective Payment Form

			Deferred Stock
	Cash	Stock Equivalent	Units
Director	(%)	(%)	(%)

D.A. Arledge	66	21	13
J.J. Blanchard	1	18	81
J.L. Braithwaite	5	58	37
E.S. Evans	63	25	12
W.R. Fatt	3	22	75
R.L. George	15	41	44
L.D. Hyndman	61	26	13
R.W. Martin	34	21	45
G.K. Petty	50	17	33
C.E. Shultz	25	25	50
D.J. Taylor	54	10	36

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

The Corporation maintains insurance for the benefit of its Directors and Officers and the Directors and Officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$150,000,000, with a US$1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from September 30, 2004 to September 30, 2005, paid by the Corporation, was US$1,890,000.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with corporate trust offices at Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg and the Co-Transfer Agent is Mellon Investor Services L.L.C., New York, New York. (See the list of mailing addresses listed in Appendix “C” to this Circular.)

ADDITIONAL INFORMATION

Further information relating to the Corporation can be found on SEDAR at www.sedar.com. The Corporation’s financial information is provided in its Consolidated Annual Financial Statements and Management’s Discussion & Analysis for the financial year ended December 31, 2004, which is found in the Corporation’s 2004 Annual Report. Shareholders may request a copy of the 2004 Annual Report by contacting the Office of the Corporate Secretary of the Corporation or by visiting the Corporation’s website at www.enbridge.com.

PROXY VOTING OPTIONS

Background Information

Only holders of Enbridge Shares of record at the close of business on March 17, 2005 will be entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof. With respect to each matter properly before the Meeting, a Shareholder shall be entitled to one vote for each Enbridge Share registered in the name of such Shareholder.

On any ballot that may be called for at the Meeting, all Enbridge Shares in respect of which the person named in a Proxy Form has been appointed to act will be voted, withheld from voting, or voted against, in accordance with the specification of the Shareholder submitting them. If no such specification is made, then the Enbridge Shares will be voted as noted above in this Circular by the person named in the Proxy Form.

Set out below is a description of the options that Registered Shareholders and Beneficial Shareholders have for voting their Enbridge Shares. Registered Shareholders hold their Enbridge Shares in their own name (i.e., their shares are represented by a physical share certificate registered in their name). Beneficial Shareholders do not hold their Enbridge Shares by a share certificate issued in their own name but rather in an account where their Enbridge Shares are held in the name of a nominee (also known as “street form”), which is usually a trust company, securities broker or financial institution. Some Shareholders may own Enbridge Shares as both a Registered Shareholder and as a Beneficial Shareholder. Such Shareholders will need to vote separately, using the applicable procedure, in respect of Enbridge Shares held in their own name or held beneficially through their nominee.

Registered Shareholders

Registered Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a Registered Shareholder you should convey your voting instructions in one of the three voting methods available to you: (i) use of the paper Proxy Form to be returned by mail or delivery; (ii) use of the telephone voting procedure; or (iii) use of the internet voting procedure. By conveying your voting instructions in one of the three ways, you can participate in the Meeting through the person named in the Proxy Form. Please indicate your vote on each item of business and your vote will be cast accordingly. If you do not indicate a preference, the Enbridge Shares represented by the enclosed Proxy Form, if the same is executed in favour of, or instructions are given for the appointment of, the Management nominees named in the Proxy Form, will be voted in favour of all the matters identified in the Notice of Meeting.

The paper Proxy Form is the only voting option by which a Registered Shareholder may appoint a person as proxy other than the Management nominees named on the Proxy Form.

Mail

If a Registered Shareholder elects to use the paper Proxy Form, then it must be completed, dated, and signed in accordance with the instructions included with the Proxy Form. It must then be returned to CIBC Mellon Trust Company by use of the postage paid return envelope provided or by delivery to one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg at or before 4:00 p.m. (local time) on the second last business day (May 3, 2005) preceding the day of the Meeting (or any adjournment of the Meeting), or with the Chair of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting. A list of addresses for CIBC Mellon Trust Company is set forth in Appendix “C” to this Circular.

Telephone

If a Registered Shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207 (English or French). A Registered Shareholder must follow the instructions of the “Vote Voice” and refer to the Proxy Form sent to such Shareholder, and will be required to enter the Control Number provided to such Shareholder, as described under the heading “Control Number” below. Voting instructions are then conveyed by use of touch-tone selections over the telephone. If you vote by telephone, your vote must be received by 4:00 p.m. (local time) on May 3, 2005.

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Internet
If a Registered Shareholder elects to vote by internet (English and French), then they must access the website:

www.eproxyvoting.com/enbridge

A Registered Shareholder must then follow the instructions contained on the website and refer to the Proxy Form sent to such Shareholder, and will be required to enter the Control Number provided to such Shareholder, as described under the heading “Control Number” below. Voting instructions are then conveyed electronically by the Registered Shareholder over the internet. If you vote by internet, your vote must be received by 4:00 p.m. (local time) on May 3, 2005.

Control Number

In order to vote via the telephone or the internet, Registered Shareholders will be required to enter the 13 digit Control Number located on the back side of the Proxy Form (lower left hand side) that has been provided to them.

Beneficial (or non-registered) Shareholders

Beneficial Shareholders are Shareholders who do not hold their Enbridge Shares in their own name but rather in the name of a “nominee”, which is usually a trust company, securities broker or financial institution. Nominee holders are required to seek instructions from Beneficial Shareholders as to how to vote such securities. Each nominee has their own procedures for seeking voting instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enbridge Shares are voted at the Meeting.

Most nominees will mail a voting instruction form to Beneficial Shareholders asking them to complete such form and return it to the nominee. The nominee then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Enbridge Shares to be represented at the Meeting.

In addition to conveying voting instructions via mail, nominees may also provide Beneficial Shareholders with the option to convey their voting instructions via the telephone or the internet. Beneficial Shareholders should carefully review the information provided by their nominee to determine the proxy voting options available to them.

As the Corporation has not obtained the names of Beneficial Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of their shareholdings or their entitlement to vote, unless their nominee has appointed them as proxyholder. If a Beneficial Shareholder wishes to vote in person at the Meeting, they should insert their own name in the space provided on the voting instruction form provided by their nominee and follow the signing and return instructions provided by their nominee. By doing so, the Beneficial Shareholder is instructing their nominee to appoint them as proxyholder to attend at the Meeting and vote their Enbridge Shares in person.

APPOINTMENT OF PROXY

A Shareholder has the right to appoint a person other than the Management nominees designated on the accompanying Proxy Form. This can be accomplished when you convey your voting instructions, and can only be done by conveying your voting instructions on the paper Proxy Form to be returned by mail or delivery, and completed by crossing out the printed names and inserting the name of the person you wish to act as proxy in the blank space provided. The person so appointed, if such person is other than the Management nominees whose names are printed in the Proxy Form, should be notified. The person acting as proxy need not be a Shareholder.

DISCRETIONARY AUTHORITY OF PROXY

The voting instructions conveyed by a Shareholder by any of the three means concerning the matters described on the enclosed Proxy Form confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting and other matters which may properly come before the Meeting. The Board and Management do not know of any such matter which may be presented for consideration at the Meeting. However, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxy nominees named in the Proxy Form.

REVOCATION OF PROXY

Proxies given by Shareholders may be revoked at any time prior to their use, by instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, if the prior instructions were submitted by mail. If the instructions were conveyed by telephone or the internet then conveying new instructions by any of these three means will revoke the prior instructions. Proxies can thus be revoked at any time up to and including 4:00 p.m. (local time) on the business day preceding the meeting (May 4, 2005), or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law, including, without limitation, personal attendance at the Meeting.

If the instrument of revocation is deposited with the Chair on the date of the Meeting, or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to the proxy to be revoked.

SOLICITATION OF PROXIES

The cost of this solicitation of proxies will be borne by the Corporation. In addition to solicitation by mail, the Officers, Directors and employees of the Corporation may, without additional compensation, solicit proxies personally or by telephone.

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APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing to Shareholders of this Circular have been approved by the Board. No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at Calgary, Alberta, this 4th day of March, 2005.

Blaine G. Melnyk
Corporate
Secretary & Associate
General Counsel

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 4th day of March, 2005.

Patrick D. Daniel	Stephen J. Wuori
President & Chief Executive Officer	Group Vice President & Chief Financial Officer

20   M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r

APPENDIX “A”

STATEMENT OF CORPORATE
GOVERNANCE PRACTICES

General Approach

A description of the general approach of the Corporation to corporate governance is set out below. Separate sections of this Appendix “A” also describe the approach of the Corporation to Canadian guidelines (see “Alignment with TSX Guidelines” within this Appendix “A”), and to United States requirements (see “Compliance with U.S. SEC and NYSE Standards” within this Appendix “A”). Canadian securities regulators have adopted Multilateral Instrument 52-110 dealing with audit committees and have also proposed amendments to such Instrument. This instrument imposes membership requirements such as independence and financial literacy on members of audit committees as well as responsibility and disclosure obligations for audit committees. The Corporation intends to comply with such requirements when they become applicable to it in the future.

The Governance Committee has a focus on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, Management and employees of the Corporation.

As of the date of this Circular, the Directors of the Corporation are (standing left to right) Louis D. Hyndman, Robert W. Martin, J. Lorne Braithwaite, James J. Blanchard, George K. Petty, (seated left to right) Charles E. Shultz, E. Susan Evans, Patrick D. Daniel, Donald J. Taylor, William R. Fatt and David A. Arledge.

Board of Directors

The Board has plenary power from Shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation’s risk management programs, the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. The Board approves all significant decisions that affect the Corporation before implementation, supports implementation and reviews the results.

The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Board is subject to, and complies with, the Corporation’s Statement on Business Conduct (the “Statement”), a “code of ethics”, which is available on the Corporation’s website at www.enbridge.com. Every employee of the Corporation, including Officers, and each Director, is subject to the Statement, and all are required to certify compliance with the Statement annually. The Governance Committee has developed a mandate statement for the Board as a whole, which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandates of the Committees of the Board, and more generally in the Canada Business Corporations Act. The Board Guidelines are also available at www.enbridge.com.

United States securities regulators also impose requirements on the Board and its Committees regarding membership, detailing “independence” criteria and outlining effective dates for disclosure of compliance with such requirements. Enbridge believes that, by the standards of Canadian and

American securities regulators, applicable in the past and through to the date of the Annual and Special Meeting of Shareholders on May 5, 2005, that all of its Directors other than P.D. Daniel, the President & Chief Executive Officer, are independent and all Board Committees consist of independent Directors.

Committees of the Board of Directors

The Board currently has four standing Committees. Through these Committees, the Board oversees identification of the principal risks to the Corporation and authorizes implementation of the systems for managing those risks.

Each of the Board Committees’ terms of reference are available on the Corporation’s website, www.enbridge.com under “Investor Relations” – “Corporate Governance” – “Committee Terms of Reference”.

Audit, Finance & Risk Committee

The members of the Audit, Finance & Risk Committee are:
Mr. Arledge, Mrs. Evans, Mr. Fatt, Mr. Hyndman and Mr. Martin (Chair).

The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. The Committee has responsibility for recommending the appointment of the Corporation’s external auditors to

A p p e n d i x   “A”   21

the Board and is responsible for the compensation, retention and oversight of the external auditors. Any services to be provided by the external auditors must be approved by the Committee. The external auditors report directly to the Committee. The Committee also supervises internal audit functions and monitors disclosure in the financial statements, communicates directly with both internal and external auditors, has overview responsibility for Management reporting on internal controls, and meets with external auditors and internal auditors independently of Management to discuss, among other things, their qualifications, independence and objectivity. The Committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the Management Discussion & Analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s Annual Information Form.

The Audit, Finance & Risk Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management program and reviews risks in conjunction with internal and external auditors.

United States securities regulators also impose requirements on the functions of the audit committee of the Corporation. The Corporation must comply with the NYSE requirements no later than July 31, 2005, which standards are described more fully under “Compliance with U.S. SEC and NYSE Standards”, below.

Corporate Social Responsibility Committee

The members of the Corporate Social Responsibility Committee are:
Mr. Blanchard, Mr. Braithwaite, Mr. Hyndman (Chair), and Mr. Petty.

The Corporate Social Responsibility Committee monitors and oversees recommendations with respect to risk management guidelines applicable to corporate social responsibility matters including, but not limited to: human rights, stakeholder relations and community investment; practices and procedures followed in the conduct of operations to prevent injury to corporate and third party persons and property; policies, practices and procedures related to documentation of corporate social responsibility and environment, health and safety regulatory approvals, compliance and incidents; global reporting initiative guidelines and establishment of appropriate metrics and benchmarks; emergency response planning and procedures; review status and assessment reports regarding compliance and applicable legal and regulatory standards; review the communication methods used for applicable practices and procedures; and oversee establishment of the applicable duties and responsibilities of corporate Directors and Officers. The Committee oversees environment, health and safety guidelines, policies, procedures and practices of Enbridge and its subsidiaries, an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the Committee and the Board with the operating staff and facilities of the Corporation.

Governance Committee

The members of the Governance Committee are:
Mr. Blanchard, Mr. Braithwaite, Mr. Petty (Chair), and Mr. Taylor.

The Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the overall governance of the Corporation. Included in its mandate is the responsibility to review the mandates for the various Board Committees, recommend the nomination of Directors to the Board and to Board Committees, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.

In addition to the functions noted above under the heading “Board of Directors”, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and Management. This includes the assessment of the performance of the Board as a whole, Board Committees and the Chair of the Board, as well as reviewing the contributions of individual Directors.

One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its Shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines that include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of Directors, and to ensure that the Board functions independently of Management.

Human Resources & Compensation Committee

The members of the Human Resources & Compensation Committee are: Mr. Arledge, Mrs. Evans, Mr. Fatt (Chair), Mr. Martin and Mr. Taylor.

The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems and effectiveness relating to employment, succession planning and remuneration of employees, including Officers of the Corporation, and oversees the financial statements of the Corporation’s pension plans.

22   A p p e n d i x  “A”

In addition to its functions and responsibilities set forth elsewhere in this Circular, the Committee monitors the performance of Senior Management, oversees intellectual capital risk to ensure that Management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors executive development programs and defines the responsibilities and approves objectives of the Chief Executive Officer on an annual basis.

Alignment With TSX Guidelines

The TSX, upon which the Enbridge Shares are listed, requires every listed issuer to disclose on an annual basis its approach to corporate governance. The disclosure must make specific reference to each of the TSX’s corporate governance guidelines (the “Guidelines”) and, where the approach is different from any of those Guidelines or where the Guidelines do not apply, must explain the differences or their inapplicability. Set out below is a table addressing the Corporation’s approach to each of the Guidelines. The Board believes that the Corporation is in full alignment with the Guidelines.

Guideline 1:	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

Does Enbridge Align?	Yes.

Description of Approach:	The Board’s assumption of responsibility for the stewardship of the Corporation is described above under the heading “Board of Directors”.

The Board has delegated to the President & Chief Executive Officer and Senior Management the responsibility for day-today management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the Articles of the Corporation, be approved by the Board, the Board has specified limits to Management’s responsibility as recommended in the Guidelines, and retains responsibility for significant changes in the Corporation’s affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

Guideline 1a:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for adoption of a strategic planning process.

Does Enbridge Align?	Yes.

Description of Approach:	The Board reviews, approves and oversees the process in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. Two Board meetings per year are devoted to the strategic plan. The Board oversees all transactions that would have a significant impact on the strategic plan.

Guideline 1b:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.

Does Enbridge Align?	Yes.

Description of Approach:	The Board oversees identification of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management programs and seeks assurance that internal control systems and management information systems are in place and operating effectively.

The Corporation has in place a comprehensive risk assessment system, which incorporates relevant risk assessment information from its major corporate businesses. The risk assessment process analyzes existing and emerging risks within defined categories, with corresponding mitigating factors. Common measurement and assessment criteria enable the ranking of risks from diversified businesses on a consolidated basis in accordance with a range of loss consequences, and over a stated time horizon. The Board and the Audit, Finance & Risk Committee specifically oversee the review of principal risks to the Corporation on an annual basis, monitor the Corporation’s risk management program and oversee the review of risks in conjunction with internal and external auditors. Other Board Committees also authorize implementation and monitoring of systems put in place to address applicable risks. For example, the Corporate Social Responsibility Committee has authorized establishment of a global reporting initiative guideline and an environmental risk management system, and monitors their operation. The Board has delegated certain responsibilities to each of its Committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

A p p e n d i x   “ A ”   23

Guideline 1c:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management.

Does Enbridge Align?	Yes.

Description of Approach:	The Board monitors the implementation of appropriate succession planning and annually reviews the succession management strategy for all Senior Management positions.

The Board is responsible for choosing the Chief Executive Officer, appointing Senior Management and monitoring their performance.

The general authority guidelines of the Corporation and the Corporation’s strategic plan constitute a mandate for the Chief Executive Officer. This mandate includes the goal to maximize shareholder value. In addition, the Board has established specific terms of reference and a review process for the Chief Executive Officer. The Governance Committee and the Human Resources & Compensation Committee approves the Chief Executive Officer’s objectives on an annual basis. These objectives are reviewed by the Board on an ongoing basis.

The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems relating to employment, succession planning and remuneration of employees, including Officers of the Corporation and the effectiveness of these systems. The Committee monitors the performance of Senior Management, oversees intellectual capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors executive development programs.

Guideline 1d:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for a communications policy for the Corporation.

Does Enbridge Align?	Yes.

Description of Approach:	The Board approves all major corporate communications policies including the Corporate Disclosure Guidelines utilized in the conduct of all corporate disclosure, under the oversight of a Management Disclosure Committee. These Guidelines are reviewed at least annually by the Board. The Board reviews and approves the content of all major disclosure documents including the Annual and Quarterly Reports to Shareholders, including Management’s Discussion & Analysis, the Annual Information Form and the Management Information Circular. The Board has established programs and structures to provide assurance of effective communications between the Corporation, its Shareholders, stakeholders and the public and to avoid selective disclosure. Management of the Corporation meets frequently with the Board regarding these matters.

Guideline 1e:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the integrity of the Corporation’s internal control and management information systems.

Does Enbridge Align?	Yes.

Description of Approach:	The Board seeks assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively.

One of the functions of the Audit, Finance & Risk Committee is to review Enbridge’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee has overview responsibility for Audit Services (the internal audit function at Enbridge) and for Executive Management reporting on internal controls and receives a report from Management annually, or more frequently if requested.

Guideline 2:	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

Does Enbridge Align?	Yes.

Description of Approach:	Ten of the eleven Directors are unrelated Directors. P.D. Daniel, as current President & Chief Executive Officer, is the only related Director of the Corporation.

24   A p p e n d i x   “ A ”

Guideline 3:	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Does Enbridge Align?	Yes.

Description of Approach:	The Directors have examined the definition and have considered their respective interests in and relationships with the Corporation in determining that ten of the eleven Directors are unrelated Directors, as outlined in Guideline 2.

Guideline 4:	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is composed solely of non-Management and unrelated Directors.

The Governance Committee has responsibility to propose nominee Directors and to assess Directors on an ongoing basis. The assessment of Directors is outlined in Guideline 5. One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its Shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines, reviewed annually, which include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

Guideline 5:	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and Management, including the annual assessment of the performance of the Board as a whole, assessment of each of its Committees, assessment of the Chair of the Board, as well as reviewing the contributions of individual Directors. The Governance Committee conducts an annual written survey of performance assessment for the Chair of the Board, the Board as a whole, and each individual Board Committee. Individual Director peer reviews are conducted with the assistance of an independent consultant every second year. An annual one-on-one session is conducted with each Director by the President & Chief Executive Officer and separately, by the Chair of the Board.

Guideline 6:	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Does Enbridge Align?	Yes.

Description of Approach:	The Corporation provides an orientation and education program for new Directors. In addition to having discussions with the Chair of the Board, and receiving presentations from the President & Chief Executive Officer and Senior Management with respect to the business and operations of the Corporation, a new Director also receives a Director’ s Manual, including a record of public and other information concerning the Corporation.

The continuing education offered to Directors includes an orientation at the time of each new Committee assignment, and presentations by Management, site and facility tours, and special presentations in response to Director’s requests.

Guideline 7:	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Does Enbridge Align?	Yes.

Description of Approach:	Ten members are to be nominated for election to the Board. The Board must have a sufficient number of Directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Governance Committee reviews the contributions of the Directors (see Guideline 5). The Board considers annually whether the current size of the Board promotes effectiveness and efficiency, and believes that the appropriate size of the Board is ten to twelve members.

A p p e n d i x   “ A ”   25

Guideline 8:	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is mandated to review annually and recommend to the Board the adequacy and form of remuneration of Directors. In establishing compensation, the Committee considers the commitment and knowledge required of the Corporation’s Directors and the compensation paid by a group of comparable public companies to their Boards of Directors. The Governance Committee has authority to utilize external consultants to assist with this role.

Directors of the Corporation elect to receive compensation in one or more of the equivalent forms offered. See the heading “Remuneration of Directors” in this Circular for details. Directors must achieve a voluntary minimum share ownership level within five years, reviewed annually, and currently set at two times the value of their annual Board retainer.

Guideline 9:	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Does Enbridge Align?	Yes.

Description of Approach:	The Board currently has four standing Committees, all of which are composed solely of non-Management, unrelated Directors.

Guideline 10:	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, Management and employees of the Corporation. Additional disclosure on the role of the Governance Committee is given under “Committees of the Board of Directors – Governance Committee” above.

Guideline 11:	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee performs this function. See disclosure under “Board of Directors” and in Guideline 1c above.

Guideline 12:	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Does Enbridge Align?	Yes.

Description of Approach:	The Governance Committee is mandated to ensure that the Board functions independently of Management. The Board and its Committees meet in-camera and independently of Management at each Board meeting and whenever appropriate, and have a policy permitting individual Directors and the Board and its Committees access to independent advisors, if requested.

26   A p p e n d i x   “ A ”

Guideline 13:	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Does Enbridge Align?	Yes.

Description of Approach:	The Audit, Finance & Risk Committee is composed solely of non-Management, unrelated Directors and currently consists of R.W. Martin, D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman.

The function of the Audit, Finance & Risk Committee is described under “Committees of the Board – Audit, Finance & Risk Committee” above. The full text of the Committee charter is available on the Corporation’s website at www.enbridge.com under “Investor Relations – Corporate Governance – Board of Directors – Committees – Committee Terms of Reference – Audit, Finance & Risk Committee”.

Guideline 14:	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Does Enbridge Align?	Yes.

Description of Approach:	Directors of the Corporation may engage outside advisers in appropriate circumstances, at the Corporation’s expense and subject to the approval of the Governance Committee, to provide advice with respect to a corporate decision or action.

Compliance With U.S. SEC and NYSE Standards
As a foreign private issuer under United States securities laws, the Corporation is in most respects permitted to comply with Canadian governance standards in lieu of U.S. SEC or NYSE corporate governance standards applicable to United States listed corporations, but there are exceptions. Those exceptions, and the Corporation’s approach to them, are set out in the table below. The Canadian governance standards to which the Corporation is subject are set out in the table titled “Alignment with TSX Guidelines”. The Board believes that the Corporation is in full compliance with the U.S. SEC and NYSE corporate governance standards applicable to it.

Audit Committee:	By July 31, 2005, listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Rule 10A-3 requires, in brief, that the Corporation’s audit committee members be independent, as defined in Rule 10A-3, and that the committee be responsible for, among other things, (a) appointing, compensating and overseeing the work of the Corporation’s independent auditors, (b) establishing complaints procedures and (c) hiring independent counsel and other advisers as it deems necessary. Rule 10A-3 also requires that the Corporation provide sufficient funds for the audit committee to compensate the independent auditors, any advisers hired by the committee and for the committee’s administrative expenses. The rule will permit the Corporation to continue its practice of having the shareholders vote on the retention of the Corporation’s independent auditors so long as any recommendation from the Corporation is made by the audit committee.

Will Enbridge Comply?	Yes.

Description of Approach:	The Corporation is fully compliant with this rule.

Audit Committee Financial Expert:	The Corporation is required to disclose whether it has at least one audit committee financial expert serving on its Audit, Finance & Risk Committee and if so, the name of the expert and whether the expert is independent.

Does Enbridge Comply?	Yes.

Description of Approach:	Messrs. D. Arledge and W.R. Fatt are considered financial experts, and are independent, within the meaning of the U.S. Securities Exchange Act of 1934 disclosure requirements.

A p p e n d i x   “ A ”   27

Code of Ethics:	The Corporation is required to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, or controller.

Does Enbridge Comply?	Yes.

Description of Approach:	The Corporation has a code of ethics named the Company Statement on Business Conduct. Every employee, including the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller is required to certify compliance with the Statement annually, in a report to the Chair of the Governance Committee. Each member of the Board is also required to certify compliance annually with the Chair of the Board.

Foreign Private Issuer Disclosure:	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

Does Enbridge Comply?	Yes.

Description of Approach:	The Corporation’s domestic corporate governance practices with which it complies (see “Alignment with TSX Guidelines”, above) differ from the corporate governance practices required of U.S. companies listed on the NYSE in the following significant ways:

▪	The NYSE requires that a majority of the directors of a listed U.S. company be “independent”, whereas the Corporation’s practice, in line with the TSX Guidelines, is to have a majority of “unrelated” directors; while the Corporation believes these concepts are similar, the NYSE corporate governance standards, unlike the TSX Guidelines, list certain specific circumstances in which a director will be deemed to be not independent;

▪	The NYSE requires that the Corporation’s audit committee comply with Rule 10A-3 of the U.S. Securities Exchange Act of 1934. The general requirements under this rule are set out within this Appendix A under the heading “Compliance with U.S. SEC and NYSE Standards” – “Audit Committee”. “Independence” under this rule means, among other things, that there is an absence of direct/indirect compensation other than director pay and the absence of a control relationship. The TSX Guidelines only require that the audit committee should be composed of “outside” directors. The Guidelines do not incorporate the “independence” criteria. Multilateral Instrument 52-110 does incorporate such criteria. Although this instrument is in force, it does not apply to the Corporation until May 5, 2005;

▪	The NYSE requires that the audit committee of a listed U.S. company set clear hiring policies for employees or former employees of its independent auditors, whereas the Corporation’s audit committee does not currently have such policies;

▪	The NYSE requires that each CEO of a U.S. company certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance standards, whereas no similar requirement or procedure exists at the TSX; and

▪	The NYSE requires shareholder approval for equity compensation plans, including any plans that allow employees to purchase shares in the open market at a discounted share price. The Corporation offers all employees an incentive to save and to increase their ownership stake in the Corporation by offering to match employee savings up to 2.5% of base salary, with an equal value contribution of 2.5% of their base salary in flex credits, provided the employee savings contribution is applied to purchase Enbridge Shares in the open market. This Stock Purchase and Savings Plan makes Enbridge Shares available to employees, effectively providing them with a 2.5% of base salary credit toward the cost of the shares. In Canada, such a plan does not need to be approved by shareholders because the plan purchases the Enbridge Shares in the open market and no additional shares are issued, whereas under NYSE rules, shareholder approval is required for such a plan.

Notification Requirements:	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

Does Enbridge Comply?	Yes.

Description of Approach:	The Chief Executive Officer of the Corporation is not aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards applicable to the Corporation. If the Chief Executive Officer does become aware of any material non-compliance, he will promptly notify the NYSE in writing.

28   A p p e n d i x   “ A ”

APPENDIX “B”

SHAREHOLDER RESOLUTIONS

Share Split Resolution
BE IT RESOLVED as a special resolution of Enbridge Inc. (the “Corporation”) that:

1.	The Corporation be and is hereby authorized and directed to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act to amend its Articles in order to provide for the division of each common share of the Corporation into two common shares;

2.	Any Officer or Director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

3.	The Directors of the Corporation are hereby empowered and authorized to revoke this special resolution in whole or in part without further approval of the Shareholders at any time prior to its being acted upon, if the Directors deem such revocation to be in the best interests of the Corporation.

Shareholder Rights Plan Resolution
BE IT RESOLVED as an ordinary resolution of Enbridge Inc. (the “Corporation”) that:

1.	The Shareholder Rights Plan of the Corporation be continued and the Shareholder Rights Plan Agreement (the “2005 Rights Plan Agreement”) dated as of November 9, 1995 and amended and restated as of May 5, 2005 between the Corporation and CIBC Mellon Trust Company, as Rights Agent, be and it is hereby ratified, confirmed and approved;

2.	The making on or prior to May 5, 2005 of any revisions to the 2005 Rights Plan Agreement as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the 2005 Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chief Executive Officer, the Chief Financial Officer, any Group Vice President, any Vice President and the Corporate Secretary, is hereby approved;

3.	The 2005 Rights Plan Agreement, as amended in accordance with paragraph 2, is hereby ratified, confirmed and approved; and

4.	Any Officer or Director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Summary of the Shareholder Rights Plan
Background

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every Shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

On the original adoption of the Rights Plan and on continuing the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for Shareholders of the Corporation:

(a)	Time
Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit Shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(b)	Pressure to Tender
A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

A p p e n d i x   “ B ”   29

(c)	Unequal Treatment: Full Value
While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of a public issuer may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Principal Terms
The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the 2005 Rights Plan Agreement. A Shareholder or any other interested party may obtain a copy of the 2005 Rights Plan Agreement by contacting the Corporate Secretary, Enbridge Inc., 3000, 425 – 1st Street S.W., Calgary, AB, T2P 3L8; telephone (403) 231-3938; fax (403) 231-5929.

Effective Date
The effective date of the Rights Plan is November 9, 1995 (the “Effective Date”).

Term
The current Rights Plan had a ten-year term expiring November 9, 2005. The 2005 Rights Plan Agreement amends the definition of Expiration Time to provide that the Rights Plan must be reconfirmed and approved by Shareholders every three years without specifying a fixed term.

If the Rights Plan embodied in the 2005 Rights Plan Agreement is ratified, confirmed and approved by the Shareholders at the Meeting, the Rights Plan will remain in effect until the 2008 Annual Meeting of Shareholders.

Shareholder Approval
For the Rights Plan to continue in effect following the Meeting, the Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by Shareholders voting in person and by paper, telephone or internet proxy.

Issue of Rights
On the Effective Date, one right (a “Right”) was issued and attached to each Enbridge Share outstanding and attaches to each Enbridge Share subsequently issued.

Rights Exercise Privilege
The Rights will separate from the Enbridge Shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Enbridge Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Enbridge Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $440 worth of Enbridge Shares for $220.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Enbridge Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements
A bidder may enter into lock-up agreements (a “Lock-Up Agreement”) with the Corporation’s shareholders (a “Locked-Up Person”) whereby such shareholders agree to tender their Enbridge Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Locked-Up Person to withdraw their Enbridge Shares from the lock-up to tender to another take-over bid or support another transaction that will provide greater value to the Locked-Up Person than the Subject Bid where the greater value offered exceeds by as much or more than a specified amount (the “Specified Amount”) the value offered under the Subject Bid, provided the Specified Amount is not greater than 7% of the value offered under the Subject Bid. For purposes of clarity, a Lock-Up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an offeror an opportunity to match a higher price in another transaction as long as the Locked-Up Person can accept another bid or tender to another transaction.

The 2005 Rights Plan Agreement amends the definition of Lock-up Agreement to also provide that any Lock-Up Agreement be made available to the Corporation and to the public, and that under a Lock-Up Agreement no “break up” fees, “top up” fees, penalties, expense reimbursement or other amounts that exceed in aggregate the greater of: (i) 21/2 % of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-Up Person under another take-over bid or transaction exceeds what such Locked-Up Person would have received under the Subject Bid; can be payable by such Locked-Up Person if the Locked-Up Person fails to deposit or tender their Enbridge Shares to the Subject Bid or withdraws such shares previously tendered thereto in order to deposit such shares to another take-over bid or support another transaction.

30   A p p e n d i x   “ B ”

Certificates and Transferability
Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Enbridge Shares issued from and after the Effective Date and are not to be transferable separately from the Enbridge Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Enbridge Shares.

Permitted Bid Requirements
The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all Shareholders;

(iii)	the take-over bid must be outstanding for a minimum period of 60 days and Enbridge Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Enbridge Shares held by Shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(iv)	if more than 50% of the Enbridge Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Enbridge Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver
The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all Shareholders. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all Shareholders prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption
The Board with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Right. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment
The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors
The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemptions for Investment Advisors
Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Enbridge Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

A p p e n d i x   “ B ”   31

APPENDIX “C”

CIBC MELLON TRUST COMPANY

PRINCIPAL CORPORATE TRUST OFFICES

FOR DEPOSIT OF PROXY FORM IN CANADA

Branch	Mailing Address	Courier Address

Calgary, Alberta	P.O. Box 2517	600 The Dome Tower
Telephone: (403) 232-2400	Calgary, Alberta T2P 4P4	333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Halifax, Nova Scotia	P.O. Box 2082, Station “C”	1660 Hollis Street
Telephone: (902) 420-3222	Halifax, Nova Scotia B3J 3B7	Centennial Building
Suite 406
Halifax, Nova Scotia B3J 1V7

Montreal, Quebec	P.O. Box 700, Station “B”	2001 University Street
Telephone: (514) 285-3600	Montreal, Quebec H3B 3K3	16th Floor
Montreal, Quebec H3A 2A6

Toronto, Ontario	P.O. Box 12005	200 Queens Quay East, Unit #6
Telephone: (416) 643-5500	Stn. BRM B	Toronto, Ontario M5A 4K9
Toronto, Ontario M7Y 2K5

Vancouver, B.C.	P.O. Box 1900	Suite 1600
Telephone: (604) 688-4330	Vancouver, B.C. V6C 3K9	1066 West Hastings Street
Vancouver, B.C. V6E 3X1

Winnipeg, Manitoba	One Lombard Place	One Lombard Place
Telephone: (204) 987-2490	Suite 750	Suite 750
	Winnipeg, Manitoba R3B 0X3	Winnipeg, Manitoba R3B 0X3

FOR DEPOSIT OF PROXY FORM IN THE UNITED STATES

Please deposit at the offices of the Co-Transfer Agent at:

Mellon Investor Services, L.L.C.
13th Floor
120 Broadway
New York, New York
U.S.A. 10271

Attention: Shareholder Services
Telephone: (800) 526-0801

32   A p p e n d i x   “ C ”

ENBRIDGE INC.
PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS
for the Annual and Special Meeting of Shareholders
to be held on May 5, 2005

The undersigned holder (the “Shareholder”) of common shares of Enbridge Inc. (“Enbridge” or the “Corporation”) does hereby appoint P.D. Daniel, President & Chief Executive Officer of the Corporation, or failing him D.J. Taylor, Chair of the Board of Directors of the Corporation, or instead of either of them                                                              as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of Enbridge to be held in the Crystal Ballroom of the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, Canada, on Thursday, May 5, 2005 at 1:30 p.m. (local time) and at any adjournment thereof, and on every related ballot that may take place.

A Shareholder has the right to appoint a person other than the persons designated above, who need not be a Shareholder of Enbridge, to attend and act on the Shareholder’s behalf at the Meeting. To exercise such right, the names of P.D. Daniel and D.J. Taylor above should be crossed out and the name of the Shareholder’s proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below.

1.	ELECTION OF DIRECTORS:

Withhold From
	For	Voting

David A. Arledge	☐	☐

J. Lorne Braithwaite	☐	☐

E. Susan Evans	☐	☐

Louis D. Hyndman	☐	☐

George K. Petty	☐	☐

Withhold From
	For	Voting

James J. Blanchard	☐	☐

Patrick D. Daniel	☐	☐

William R. Fatt	☐	☐

Robert W. Martin	☐	☐

Charles E. Shultz	☐	☐

2.	APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD:

☐ For ☐ Withhold From Voting

3.	DIVISION OF THE COMMON SHARES ON A TWO-FOR-ONE BASIS:

☐ For ☐ Against

4.	AMENDMENTS TO, CONTINUATION AND RATIFICATION OF THE SHAREHOLDER RIGHTS PLAN:

☐ For ☐ Against

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting, or any adjournment thereof, or if any other matter properly comes before such Meeting, or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

The undersigned hereby revokes any proxy previously given with respect to the Meeting. On any ballot that may be called for where the Shareholder has specified a choice with respect to the above matters, the common shares represented by this proxy will be voted or withheld from voting as directed above, or if no direction is given with respect to any matter, the common shares represented by this proxy will be voted in favour of the resolution with respect to such matter. This proxy is solicited by and on behalf of the Management and Board of Directors of Enbridge.

Dated this day of , 2005.	(If not dated in this space, this proxy shall be deemed to bear the date on which it is mailed by Management.)

Name of Shareholder (please print)	Signature of Shareholder or duly authorized person

- See other side for voting options -

Voting Options and Instructions for Registered Shareholders

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described on the enclosed blue sheet “Voting Options and Instructions For Registered Shareholders” and in the Management Information Circular.

Vote By Mail

1.	In order to vote by mail, this proxy must be dated and signed by the Shareholder, or by his or her attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal by a duly authorized person.

2.	Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by Management.

3.	The name of the Shareholder must appear exactly as it is shown on the affixed label. If common shares are held jointly, any one of the joint owners may sign.

4.	If common shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If common shares are registered in the name of a deceased or other Shareholder, the Shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Shareholder must be attached to the proxy.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to any one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg at any time up to 4:00 p.m. (local time) on the second last business day (May 3, 2005) preceding the day of the Meeting (or any adjournment thereof), or by the Chair of the Meeting prior to commencement of the Meeting on the day of the Meeting, or the day of any adjournment thereof.

6.	For further information, see “Proxy Voting Options” in the Management Information Circular.

Vote By Telephone

You may use any touch-tone telephone to transmit your voting instructions. Telephone toll-free 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you. You should have this proxy in hand when you call. Your 13 digit Control Number is located on this proxy below, on the left hand side. If you vote by telephone, your vote must be received by 4:00 p.m. (local time) on May 3, 2005.

Vote By Internet

www.eproxyvoting.com/enbridge

You may use the internet to transmit your voting instructions and for electronic delivery of information. You should have this proxy in hand when you access the web site. You will be prompted to enter your 13 digit Control Number which is located on this proxy below, on the left hand side. If you vote by internet, your vote must be received by 4:00 p.m. (local time) on May 3, 2005.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, which is set forth below, on the left hand side of this proxy. The Control Number is your personal security code and will be used to authenticate your voting instructions.

¯ Your Control Number ¯

Voting Options and Instructions for Registered Shareholders

Dear Registered Shareholder,

We forward to you the enclosed proxy material relative to common shares in your account and registered in your name. The proxy form (“Proxy Form”) is to enable your vote to be submitted on the stated issues or proposals.

If you plan to attend the Annual and Special Meeting of Shareholders (the “Meeting”) or designate another person to attend on your behalf, please print the name of the person attending the Meeting on the appointee line, cross out the names of the Management proxyholders, sign the Proxy Form and return it in the enclosed envelope.

Note:	We are not able to receive your instructions to designate a proxy alternate by either telephone or internet.

When your delegate arrives at the Meeting, have them give your name to the scrutineers and state that they are a proxy appointee. The scrutineers will be provided with a list of all appointees received prior to the voting cut-off-time. An appointee must attend the Meeting in order for the vote to count.

Vote By Mail

1.	The Proxy Form should be read in conjunction with the accompanying Notice of Meeting, Management Information Circular and these Voting Options and Instructions.

2.	You may send your completed and signed Proxy Form in the envelope provided.

3.	If the Proxy Form is signed and the form is not marked otherwise, the common shares will be voted as recommended in the Notice of Meeting and Management Information Circular.

Vote By Telephone

As an alternative to completing the Proxy Form, you may enter your voting instructions by telephone. Telephone toll free 1-866-271-1207 (English and French). Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by telephone, you must vote by 4:00 p.m. (local time) on May 3, 2005 and you agree that any applicable written or execution requirements have been satisfied. You cannot use the telephone voting service if you wish to designate another person to attend and vote on your behalf at the Meeting.

Vote By Internet

As a further alternative to completing the Proxy Form, you may enter your voting instructions by internet at www.eproxyvoting.com/enbridge. Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by internet, you must vote by 4:00 p.m. (local time) on May 3, 2005 and you agree that any applicable written or execution requirements have been satisfied. You cannot use the internet voting service if you wish to designate another person to attend and vote on your behalf at the Meeting.

As your vote is very important, we recommend that all voting instructions be received at least one business day prior to the voting cut-off time of 4:00 p.m. (local time) on May 3, 2005.

If you have any questions regarding the enclosed documents, please contact the individual who services your account.

Please ensure that you send your voting instructions by mail, by telephone or by internet before the voting cut-off time of 4:00 p.m. (local time) on May 3, 2005. If you attempt to designate an alternate proxy appointee on the Proxy Form and submit the Proxy Form at the Meeting, your designation will be late and will not be effective. We urge you to read the above instructions, complete, sign and return your Proxy Form in the envelope provided or convey your vote by telephone or by internet, so that your common shares can be voted according to your instructions.